Exhibit 99.3

The Honourable Donna Harpauer Deputy Premier and Minister of Finance 24-25 SASKATCHEWAN PROVINCIAL BUDGET CLASSROOMS, CARE & COMMUNITIES

Minister’s Message

On behalf of the Government of Saskatchewan, I am pleased to table the 2024-25 Provincial Budget and supporting documents for public discussion and review.

This year’s budget focuses on investing in what’s truly important to the people of Saskatchewan – classrooms, care and communities.

The 2024-25 Budget makes record investments in the provincial education system, record investments in health care and record investments in municipal revenue sharing to respond to the growing needs of Saskatchewan residents, families and communities.

Demonstrating the importance placed on these areas, the funding increase for classrooms, care and communities in the 2024-25 Budget tops $1 billion, which is the largest increase for these areas in Saskatchewan history.

Driving these investments is record growth in our province.

Saskatchewan’s population continues to grow faster than it has in more than a century. In addition to more people, the labour market continues to grow, with more jobs and a low unemployment rate that combine to help drive the provincial economy.

Fueling our economy is some of the country’s highest growth rates for capital investment.

With an export-based economy, the rest of the world is interested in the innovative and sustainable natural resources and value-added products coming from our diverse provincial economy, including the agriculture, energy, forestry, manufacturing, mining and technology sectors.

Supporting the provincial economy – and the jobs, individuals, industries, businesses and investments involved in it – is record funding to build, enhance and improve infrastructure in the province, as well as new and enhanced business investment programs.

Much of this record capital funding is focused on classrooms, care and communities.

The 2024-25 Provincial Budget makes these important investments without introducing any new taxes or increasing existing ones. That’s just one feature of this year’s budget to make life more affordable for residents of the province.

Today, Saskatchewan remains one of the most affordable places in Canada to live, work and raise a family.

All of this while still investing in what’s important to you – classrooms, care and communities.

Honourable Donna Harpauer

Deputy Premier and Minister of Finance

Table of Contents

Minister’s Message

Government Direction For 2024-25

Classrooms, Care and Communities	6

2024-25 Saskatchewan Capital Plan	26

Technical Papers

The Saskatchewan Economy	32

2024-25 Fiscal Outlook	41

2024-25 Borrowing and Debt	58

2024-25 Revenue Initiatives	63

Saskatchewan’s Tax Expenditures	68

2024 Intercity Comparison of Taxes, Utilities and Housing	73

2023-24 Budget Update Third Quarter	79

Budget Financial Tables

Budget	86

Statement of Accumulated Operating Deficit	87

Statement of Change in Net Debt	87

Schedule of Pension Liabilities	88

Schedule of Capital Assets	88

Schedule of Gross Debt	89

Schedule of Revenue	90

Glossary of Financial Terms	91

24 SASKATCHEWAN PROVINCIAL -25 BUDGET GOVERNMENT DIRECTION FOR 2024-25

Government Direction – 2024-25 CLASSROOMS, CARE & COMMUNITIES

The 2024-25 Saskatchewan Budget makes record new investments in classrooms, care and communities. These include:

The largest-ever increase in school operating funding;

The largest-ever increase in health care funding; and

The largest-ever increase in municipal revenue sharing for communities.

Record new investments in these and many other areas are the result of and the response to a rapidly growing province.

Saskatchewan’s population is growing at its fastest pace in more than a century and is expected to reach 1.25 million people sometime later this year. This budget responds to the opportunities and needs of an increasing population, as a result of the benefits of a strong economy and a growing province.

In this year’s budget, school operating funding increases by nearly nine per cent. Overall, education funding is up more than $247 million from the previous year – a lift of more than eight per cent for Saskatchewan teachers, students and classrooms – including a record $356.6 million in classroom supports.

Health funding also receives a significant boost. Funding for the provincial health care system increases by more than 10 per cent in 2024-25, including capital projects. With a focus on care, the budget for health care rises by $726 million.

Similarly, Saskatchewan communities benefit substantially from a growing economy. Cities, towns, villages and rural and northern municipalities receive a record increase of $42.4 million in municipal revenue sharing – a lift of more than 14 per cent from the previous year – as a result of a predictable formula that sees revenue sharing increase as the economy grows.

Combined, funding for classrooms, care and communities in Saskatchewan increases by more than $1 billion in the 2024-25 Budget – the largest increase for these three areas in our province’s history.

The 2024-25 Budget also invests in other priority areas for the people of Saskatchewan, such as social safety nets. The $1.5-billion Ministry of Social Services budget – an increase of $112.4 million, or 7.8 per cent, from the previous year – includes increases in funding for income assistance, child and family services, housing and disability programs.

Community-based organizations (CBOs) augment government programs by providing important services in communities throughout the province. In recognition of this programming, the budget provides an $18.1-million lift to base funding for CBOs in Saskatchewan.

This is care in our communities.

6	Budget 2024-25

Adding to these investments is record funding of $4.4 billion to develop capital infrastructure in Saskatchewan, much of it also directed to classrooms, care and communities. Saskatchewan is building for the future with the largest overall capital budget, in addition to the largest capital budgets for Executive Government and the province’s Crown corporations.

Building new schools, hospitals, roads and other important infrastructure allows us to continue to meet the growing needs of Saskatchewan families and communities. To do so, health care receives $516.8 million in capital funding, with transportation infrastructure receiving $417.3 million, municipal infrastructure receiving $350.1 million and education receiving $216 million.

Classrooms, care and communities.

A Growing Province

Our rapidly growing province and our strong and growing economy allow us to make these record investments.

More people and more jobs in Saskatchewan mean more opportunities to invest in classrooms, care and communities.

Saskatchewan continues to grow at its fastest pace in more than a century. As of October 1, 2023, the province was home to 1,218,976 people. The population grew by 31,369 people over the previous year, leading to the largest population growth in a single year in more than a century. Within the next year our population will reach 1.25 million people, which would be an increase of a quarter-million people since 2007. This places the province on track to reach the Growth Plan goal of 1.4 million people living in Saskatchewan by 2030.

As we continue to grow as a province, expectations are changing – and should be changing – about what we can accomplish. Saskatchewan people expect and deserve investments in new classrooms, health care facilities, roads and other infrastructure important to residents and their communities.

In Saskatchewan, we’re not pursuing growth simply for the sake of growth. Instead, the purpose of growth is to build a better quality of life for people, build strong communities and strong families, and grow a stronger Saskatchewan now and into the future.

That’s why it’s essential to focus on the growth of our economy. A strong economy means a bright future.

In addition to the population, Saskatchewan’s labour market has been very strong, hitting all-time record highs in 2023 for provincial labour force, employment (including full-time and female employment) and off-reserve Indigenous full-time employment, among others. The year also got off to a great start in 2024 with employment growing at 2.6 per cent, adding 15,200 jobs year-over-year in February, 2024 – all full-time jobs.

Saskatchewan’s strong job growth is buoyed by a low unemployment rate and a growing labour force. Together, they are helping support the provincial economy.

Another indicator of the strength of the Saskatchewan economy is the remarkable growth in urban housing starts, which have increased by 62.1 per cent in January 2024 over the last year. Investor confidence in the province also remains strong, as Saskatchewan was third in the nation in building construction investment, as of December 2023 – up 13.9 per cent from the previous year.

Budget 2024-25	7

Yet another indicator that we’re heading in the right direction is recent information from Statistics Canada that showed capital investment in Saskatchewan is growing at some of the best rates in the country. Saskatchewan is forecast to see total capital investment grow by 14.4 per cent in 2024 to reach

$19.6 billion – expected to be the second-best among the provinces.

Financial Overview

The 2024-25 Saskatchewan Budget does not include any new taxes or tax increases. This budget continues to deliver more than $2 billion in affordability measures for Saskatchewan residents announced in previous budgets.

In addition, the government’s decision to remove the carbon tax on natural gas, like the federal government did on home heating oil, will save Saskatchewan households $400 on average this year. This is in addition to a SaskEnergy rate adjustment that decreased bills by nearly eight per cent for the average residential customer, effective October 2023.

When taxes, housing costs and utilities are combined, Saskatchewan continues to be the most affordable place to live in Canada for a family of four.

To assist small businesses, the 2024-25 Budget maintains the current small business tax rate of one per cent, rather than returning it to two per cent in July as originally scheduled. This will help owners deal with the challenges they’re facing.

As an export-based economy, Saskatchewan is sensitive to the state of the global economy. Despite this, the provincial economy will continue its trajectory of growth in 2024 based upon the foundation established in 2023, record population growth, an expanding labour force, robust commercial and residential construction, and the second-highest value of exports in provincial history.

Total revenue of $19.9 billion forecast for the 2024-25 Budget is up $184.2 million from last year. The increase is primarily due to growth in all revenue categories, except non-renewable resources largely due to the moderation of potash prices.

Non-renewable resource revenue is forecast to be $2.7 billion in 2024-25, which accounts for 13.3 per cent of total expense in the budget. This is under the target ceiling of 15 per cent that is deemed prudent and sustainable for fiscal planning purposes.

Total expense is projected to be $20.1 billion, which is an increase of $1.5 billion, or 7.9 per cent, from last year’s budget.

Classrooms, care and communities are the main investments in the 2024-25 Provincial Budget, which also provides increases for social services and assistance, agriculture, community safety and continuing to grow our provincial economy. This is in addition to many measures to keep life affordable in Saskatchewan.

The 2024-25 Budget has a projected deficit of $273.2 million, but is expected to return to a surplus position in 2025-26 due to increasing revenues as a result of a growing population, labour force and economy.

A sign of Saskatchewan’s strong position is its sustainable net debt, with the second lowest net debt-to-GDP ratio in Canada.

Taxpayer-supported debt is operating debt and capital debt for Executive Government. In this budget, gross taxpayer-supported debt is forecast to be $21.1 billion at March 31, 2024, up from $18.1 billion the previous year due to increased borrowing for the Saskatchewan Capital Plan.

8	Budget 2024-25

Gross self-supported debt for Government Business Enterprises (GBEs) is expected to increase to $13.7 billion at March 31, 2025, an increase from $12.8 billion forecast in last year’s budget.

GBEs include Crown corporations and other entities with authority to sell goods and services. They are categorized separately because amounts they borrow are expected to be repaid from the cash flows the entities generate. Self-supported debt is increasing due to borrowing for planned capital investment, including power generation, natural gas distribution, telecommunications networks and other needed infrastructure.

Due to responsible management of the province’s finances, Saskatchewan maintains the second-highest credit rating among the provinces when the ratings from the three major agencies – Moody’s Investors Services, Standard and Poor’s and DBRS Morningstar – are considered.

In Saskatchewan, we take pride in our province, our people and our communities. Times have changed over the years, and we have evolved as a province. We are a have province, an economic leader in Canada…and we are proud of it!

Today, we have expectations that come along with that have status. We believe we should be the best and receive the best as residents of the province.

The people of Saskatchewan have talked about what matters the most to them – education, health care, families and communities, economy, building infrastructure and affordability.

Here’s how the 2024-25 Budget addresses each of these areas:

Education

Prekindergarten – Grade 12

Classroom funding is a priority for the Government of Saskatchewan with record investments in the 2024-25 Provincial Budget. The Ministry of Education receives $3.3 billion in funding – an increase of $247.8 million over the previous year – to support Prekindergarten to Grade 12 schools, early learning, child care and libraries.

The budget specifically provides $356.6 million in supports directly for our classrooms, including funding to address classroom size and complexity. This includes $4.9 million for the Teacher Innovation and Support Fund Pilot and Specialized Support Classrooms Pilot. These projects focus on developing initiatives that provide better student and teacher experiences, and helping staff manage and de-escalate behavioural incidents.

Overall, the 2024-25 Budget increases classroom supports by $45.6 million, or 14.7 per cent, from the previous year to help students and teachers in the classroom.

Saskatchewan’s 27 school divisions receive a record $2.2 billion in school operating funding for the 2024-25 school year, an increase of $180 million, or 8.8 per cent, compared to the previous year. This includes nearly $30 million to fund operational pressures, such as salaries for non-teaching positions, bus drivers and educational assistants.

New schools and classrooms are also a priority in our rapidly growing province, with $216 million for Prekindergarten to Grade 12 education capital, an increase of 41.8 per cent over the previous year.

Budget 2024-25	9

This includes $165.9 million for 11 new or consolidated school projects and three major renovations; $28.5 million to establish new classrooms through the Relocatable Classroom Program; $8.8 million for the planning of nine new schools and two renovations; and $12.8 million for minor capital renewal projects to address structural repairs and renovations to prolong the lives of schools across the province.

The 2024-25 Provincial Budget provides $408.7 million for early learning and child care to support young families in Saskatchewan, including an increase of $21.1 million, or 5.9 per cent, to increase the number of regulated child care spaces available to families at $10 per day.

Community-based organizations, libraries and other education sector groups that provide early years outreach, life skills development and literacy programming will receive an increase of $1.3 million.

Beyond Prekindergarten to Grade 12, the 2024-25 Budget provides more than $4.4 billion for overall education in the province. This is an increase of $378.8 million, or 9.4 per cent, from the previous year.

In Saskatchewan, spending for education across government includes the ministries of Education, Advanced Education and Immigration and Career Training, as well as Saskatchewan Polytechnic, regional colleges, Saskatchewan Student Aid Fund and the Saskatchewan Apprenticeship and Trade Certification Commission.

Post-Secondary

Investing in Saskatchewan’s present and future is also a priority at the post-secondary level. The 2024-25 Budget provides $793.0 million for the Ministry of Advanced Education – an increase of $28.2 million, or 3.7 per cent, from 2023-24 – to enhance funding, expand health training programs and focus on key infrastructure projects.

This includes a one-time, $12.0-million top-up to the province’s current multi-year funding agreement with post-secondary institutions, an increase of 2.2 per cent. The increased funding will allow the institutions to remain responsive to the needs of students and the labour market.

The 2024-25 Budget also provides nearly $15 million in new funding to train additional health care workers through the Health Human Resources Action Plan.

10	Budget 2024-25

This includes an $11.4-million operating increase for new and incremental support of the following training seats at full implementation:

•	Health Human Resources Action Plan: more than 610 new seats in various professions, with a focus on training for high demand and hard-to-recruit professions, such as registered nurses, registered psychiatric nurses, licensed practical nurses, primary care paramedics and continuing care assistants;

•	Nursing Seat Expansion: 600 new seats in nursing professions, including registered nursing, nurse practitioner and registered psychiatric nursing; and

•	Undergraduate medical education: 32 new undergraduate medical education seats.

In addition to existing disciplines, the Government of Saskatchewan is investing $3.6 million this year in new opportunities for students to train in health sciences programs in the province. These include:

•	Physician Assistant: a new two-year master’s program at the University of Saskatchewan will accept 20 students annually, beginning in fall 2025;

•	Speech Language Pathology: a new two-year master’s program at the University of Saskatchewan will accept 40 students annually, beginning in 2026-27;

•	Occupational Therapy: a new two-year master’s program at the University of Saskatchewan will accept 40 students annually, beginning in 2026-27; and

•	Respiratory Therapy: a three-year diploma program at Saskatchewan Polytechnic will accept 20 students annually, beginning in fall 2026.

Saskatchewan post-secondary institutions receive nearly $725 million in operating and capital grants. This includes funding to help the Western College of Veterinary Medicine explore infrastructure expansion. Meanwhile, Indigenous Teacher Education programs will continue to receive funding, supporting the preservation and revitalization of Indigenous languages in the province.

To assist students pursuing post-secondary education, the budget includes $4.2 million in new funding to create a new provincial grant for low-income students with dependents under 12, or over 12 with a permanent disability. This new grant is part of $46.5 million for overall student supports in the 2024-25 Provincial Budget, which includes $34.4 million for the Student Aid Fund (repayable and non-repayable financial assistance to more than 22,000 students each year) and $12.2 million for scholarships and bursaries.

To help post-secondary students remain in Saskatchewan as they transition to their careers, the 2024-25 Budget continues to fund the Graduate Retention Program – the most generous support program of its kind in Canada. The program provides up to $20,000 in tax credits to post-secondary graduates who remain in the province to work. More than 81,600 students have benefited from the program, which provides approximately $65 million in support annually.

Work Force Training

To help meet current and future labour market needs in our growing province, the Ministry of Immigration and Career Training receives $160.5 million in the 2024-25 Provincial Budget.

This includes continued support for skills training programs and services for unemployed or underemployed persons, such as adult essential skills training, pre-employment programs and services, credentialled skills training programs delivered through post-secondary institutions and employment for persons with disabilities.

Budget 2024-25	11

The budget includes an increase of $1.5 million for the Saskatchewan Apprenticeship Trade Certification Commission to add 250 additional seats for constructed-related trades, including electrician, plumbing and welding. This increases the investment in apprenticeship training to $22.9 million and expands the number of training seats to 4,700.

In an effort to support the Health Human Resources Action Plan, the Ministry of Immigration and Career Training will invest in training and settlement supports for in-demand health professions. This includes training seats for continuing care aides, licensed practical nurses and medical lab assistants.

The ministry’s budget also includes $856,000 to support record nominations through the Saskatchewan Immigrant Nominee Program, which will help address the labour needs of Saskatchewan employers. Safeguards are being added to the program to enhance fraud detection and protect its integrity.

Additionally, the Labour Mobility and Fair Registration Practices Office will continue to help individuals with foreign credentials or those who are licensed in other provinces navigate the licensure pathways with their respective regulators. This is another effort to ensure we have a skilled workforce and trained professionals in place to support our growing economy.

Health Care

Health care remains a top priority for the Government of Saskatchewan with a record investment of $7.6 billion. This is an increase of $583.5 million,

or 8.3 per cent, from the previous year to help improve access to programs and services, invest in health care professionals and fund important capital projects in our rapidly growing province.

In the budget, expenses related to health care primarily include the Ministry of Health, Saskatchewan Health Authority, eHealth, Saskatchewan Cancer Agency and 3sHealth.

The 2024-25 Budget invests a record $7.6 billion in health care through the Ministry of Health, an increase of $726.4 million, or 10.6 per cent, from the previous year, including capital funding. This includes an increase of $248.3 million, or 5.6 per cent, in operating expense for the Saskatchewan Health Authority (SHA). Overall, the SHA will receive nearly $4.7 billion in the 2024-25 Budget.

Acute Care

Of the record funding allocated to health care, $71.4 million focuses on increasing the capacity of the acute care system. This includes $30 million for the Saskatoon and Regina Capacity Pressures Action Plans, as well as nearly $10 million for the Regina Urgent Care Centre. Funding is also being directed to continuing to reduce the surgical waitlist, working to achieve a three-month wait time target years ahead of schedule.

The budget invests in enhancing the capacity of emergency medical services (EMS) by supporting EMS and community paramedicine positions in various locations, including rural and northern communities. The 911 system will be modernized to accept texts, videos and photos.

Medical imaging capacity also increases as a result of $5.1 million in operating funding. By increasing capacity, the waitlist for MRI and CT scans will decrease.

12	Budget 2024-25

The 2024-25 Provincial Budget delivers timely and exceptional care for Saskatchewan women. A $3.5-million increase for breast cancer care and screening initiatives includes technology enhancements and new diagnostic imaging equipment, as well as the development of a Breast Health Centre of Excellence in Regina. A $1-million grant is designated for important ongoing ovarian cancer research.

Cancer care is also a priority in the budget, with the Saskatchewan Cancer Agency (SCA) receiving an increase of $26.1 million, or 11.7 percent, for a record budget of nearly $248.9 million. This will allow the SCA to increase volumes and allow patients to access the most effective and leading-edge oncology drugs, therapies and treatment options.

Additional funding for acute care system capacity is directed towards intensive care units, cardio and neurosciences, kidney and organ donation, children’s care (including neonatal intensive care unit and pediatric units at Prince Albert’s Victoria Hospital, as well as pediatric gastroenterology in Saskatoon) and rural and remote emergency room stabilization.

Primary and Community Care

This year’s budget includes a $59.4-million increase for targeted initiatives to expand access to primary, community and seniors’ care across the province.

Saskatchewan residents will have additional opportunities to achieve better health outcomes with a $16-million increase for primary and community care programs in the province. These programs include extending a primary care pilot in Swift Current; further integrating nurse practitioners in support of physician clinics; enhancing HealthLine’s 811 services; increasing access to chronic pain clinics in Regina and Saskatoon; and improving testing capacity and expanding access to testing for sexually transmitted and blood borne infections.

Understanding the importance of caring for those who helped build our province, the Government of Saskatchewan will invest $43.4 million to stabilize services and programming so Saskatchewan seniors can live safely and comfortably in their communities. This includes a new funding model for third-party, long-term care facilities and alternate level of care beds that allow for care in settings other than hospitals.

Mental Health and Addictions

Mental Health and Addictions continue to be a priority for the government, with an investment of $574 million in the 2024-25 Budget. It includes an increase of $34 million for targeted mental health and addictions initiatives, which include plans to achieve 500 new addictions spaces, wraparound supports for homelessness and 30 new complex needs emergency shelter spaces. Investments are focused on children and youth, addictions, vulnerable populations and other mental health initiatives.

Health Human Resources

The 2024-25 Provincial Budget builds on the foundation of the Health Human Resources Action Plan by continuing to invest in recruiting, training and retaining health professionals throughout the province. An agreement was reached with Saskatchewan physicians that supports efforts to recruit, train and retain physicians in the province. It also allows Saskatchewan to remain competitive as one of the best places for physicians to live and work.

Other commitments in the action plan include:

•	$11.6-million increase (total annual funding of $33.8 million) to stabilize rural and remote staffing, which supports 250 new and enhanced full-time permanent positions in nine high-priority classifications added in 54 rural and remote locations.

Budget 2024-25	13

•	$6.7-million increase (total annual funding of $8.7 million) for the Saskatchewan Rural and Remote Recruitment Incentive. This will fund existing program recipients completing their first and second-year service agreements and extend the intake for this program.

•	$1.5-million new investment for students enrolled in health care training programs located in other provinces where Saskatchewan has invested in specific training seats.

•	$1.1-million increase (total annual funding of $1.5 million) to enhance clinical placement capacity within the SHA to support expansion of training seats.

•	$1-million increase to the Rural Physician Incentive Program to support rural family physician recruitment and retention.

•	$1 million in new funding to enhance resources for clinical leadership and support to nurses working in rural and northern locations.

Building New Health Facilities

To assist with providing high-quality care and meeting the needs of our growing province, the 2024-25 Budget will help ensure our health professionals have appropriate facilities to provide care to the people of Saskatchewan. The budget invests a record $516.8 million in health infrastructure such as new hospitals and health care centres.

This is an increase of $179.3 million from the previous year and includes:

•	$180 million for the Prince Albert Victoria Hospital redevelopment project;

•	$55 million for the Weyburn General Hospital replacement project;
•	$27 million for construction of the La Ronge long-term care project;

•	$22 million to complete construction on the Regina General Hospital parkade; and

•	$20 million for Regina’s long-term care specialized beds project.

Communities

Classrooms, care and communities...the Government of Saskatchewan is making record investments in all three priorities for the people of the province.

Record Revenue Sharing

For cities, towns, villages and municipalities throughout Saskatchewan, the 2024-25 Provincial Budget provides a record increase of $42.4 million in municipal revenue sharing through the Ministry of Government Relations. This is an increase of 14.2 per cent from the year before, and a total of $340.2 million in unconditional support for municipalities in the province.

An additional $350.1 million – an increase of $2 million – will be directed to infrastructure programs in the province, including funding for the Investing in Canada Infrastructure Program, Canada Community-Building Fund and the New Building Canada Fund.

The budget also provides a $900,000 increase to the Saskatchewan Assessment Management Agency for total funding of $12.3 million to maintain its capacity for property inspections.

14	Budget 2024-25

Transportation

Municipal and regional transportation infrastructure will benefit from the 2024-25 Provincial Budget. The Government of Saskatchewan is investing $29.5 million to support municipalities and industry partners make strategic investments in the provincial transportation system. These investments include supporting economic growth and safety on rural municipal roads, including maintaining corridors for heavy trucks; construction and maintenance partnerships with urban municipalities; and truck route agreements and other municipal partnerships. Funding from this year’s budget will also support community airport improvements and help shortline railways maintain and upgrade their networks.

Community Safety

Community safety remains a priority for the Government of Saskatchewan in the 2024-25 Budget. The budget for the Ministry of Corrections, Policing and Public Safety is $719.4 million. Together they will work to maintain and promote public safety in Saskatchewan communities.

More than $228 million will fund RCMP operations in the province through the Provincial Police Services Agreement, an increase of $4.3 million, while the RCMP’s First Nations Policing Program will receive $21.6 million. The budget also provides $23.1 million for 160 municipal police positions, including 17 Combined Traffic Services positions funded by SGI and other public safety initiatives through the Municipal Police Grants Program.

The 2024-25 Budget includes $7 million to continue implementation and hiring for the Saskatchewan Marshals Service, which is expected to begin operations in 2026. The ministry will receive an additional $200,000 to enhance and expand the Saskatchewan Police College.

The Ministry of Corrections, Policing and Public Safety is also designating $2.1 million to enhance enforcement across the province by expanding the First Nations Community Safety Officer Pilot Program, hiring alternative response officers to address public safety issues around shelters and establishing a K9 unit within the Saskatchewan Highway Patrol.

On the Corrections side, the ministry is allocating $37 million to continue expansion of the Saskatoon Remand Centre. Once complete, it will provide more space to manage and provide rehabilitative programming, improving community safety for inmates, staff and the public. It is expected to begin operations in 2025.

The Government of Saskatchewan is dedicating $31.7 million to interpersonal violence through the Ministry of Justice and Attorney General, which includes funding through the National Action Plan to End Gender-Based Violence and annualized funding for second-stage shelters.

The Saskatchewan Firearms Office receives $12.4 million, which includes $3.0 million to establish a ballistics laboratory in Saskatoon.

Wildfire Safety

In Saskatchewan, we know that public safety extends beyond corrections and policing. Due to our geography, protection from wildfires is also a priority.

The 2024-25 Budget provides the Saskatchewan Public Safety Agency with a $5.5-million deposit on four airtankers to help manage wildfires in the province. The four land-based aircraft (two Dash 8-Q400AT and two Dash 8-Q400MRE) will replace the current fleet of land-based airtankers (four Convair 580). The first of the four airplanes is expected to arrive in late summer of 2025, with the remaining arriving by the end of 2027.

Budget 2024-25	15

The province will receive federal funding to offset the cost of the aircraft through Natural Resources Canada’s Fighting and Managing Wildfires in a Changing Climate Program.

Investments in First Nations and Métis Communities

The 2024-25 Provincial Budget continues investment in First Nation and Métis communities throughout Saskatchewan.

More than $255 million in targeted funding will be provided for First Nation and Métis people and organizations, which is an increase of $6.1 million over the previous year.

The budget is bolstered by a $91.2-million investment from gaming payments to support Indigenous-led social and economic initiatives.

To support the well-being of Indigenous women, girls and Two-Spirit people, the Missing and Murdered Indigenous Women and Girls+ Community Response Fund invests $800,000 for grassroots organizations and communities to develop and deliver projects that help prevent violence and build safety.

In an effort to continually enhance consultations related to the duty to consult, the 2024-25 Provincial Budget provides an increase of $930,000 to support First Nation and Métis communities in participating in the consultation process.

Economy

A strong economy means a bright future for our province and its people. It allows us to invest in areas that are priorities for the people of Saskatchewan, such as classrooms, care and communities. This is why it’s so important to focus on growing our economy.

Bringing Saskatchewan to the World

An essential part of growing our economy is expanding our markets and exports outside of Canada. This ultimately leads to more jobs at home and allows us to invest in classrooms, care and communities. That’s our reality as an export-based province.

With a budget of $40.6 million, the Ministry of Trade and Export Development is supporting Saskatchewan’s economy by growing our presence in international markets. Leading the way will be Securing the Next Decade of Growth: Saskatchewan’s Investment Attraction Strategy, which will help grow and maintain private capital investment in the province.

Equally important will be Saskatchewan’s recently announced labour market strategy – Building the Workforce for a Growing Economy: the Saskatchewan Labour Market Strategy – which outlines how the province will ensure Saskatchewan people benefit from the jobs our economy is creating. The strategy also ensures that Saskatchewan employers have access to the workforce needed to succeed.

Growing Economy

In February 2024, Statistics Canada announced that total capital investments in Saskatchewan increased by 25.9 per cent in 2023 to $17.1 billion – second among provinces in terms of percentage change. This is expected to increase by another 14.4 per cent in 2024 to $19.6 billion – again second among provinces in terms of growth.

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As evidence of the growth of investments in Saskatchewan – including those that will come through funding in the 2024-25 Provincial Budget – private companies have committed to more than 60 large-scale investment projects across the province in recent years – totaling more than $39 billion. These include projects in the agri-value, manufacturing and processing, mining, forestry and energy sectors.

With regards to forestry, the 2024-25 Budget provides funding to accelerate work on the Forest Resource Inventory Project, helping to achieve the Growth Plan goal of doubling Saskatchewan’s forestry industry.

The Ministry of Energy and Resources and its $53.8-million budget will support our growing economy with a focus on Saskatchewan’s world-class natural resources. Included in the ministry’s budget is $10 million in funding over 10 years for the Public Geoscience Initiative, which will increase exploration to drive the province’s Critical Minerals Strategy.

To help ensure the permitting process for the exploration of natural resources is efficient and effective, the budget provides the Ministry of Environment funding for enhancements.

Investment Incentives

In recognition of the important role of critical minerals, the 2024-25 Budget introduces the Saskatchewan Critical Mineral Innovation Incentive for new pilot projects and the complementary Critical Mineral Processing Investment Incentive for new or expanded value-added processing projects.

To further encourage investment in the provincial economy, the 2024-25 Budget includes enhancements to the following industry programs:

•	Saskatchewan Petroleum Innovation Incentive – extends the application period an additional five years and increases the program funding cap to a maximum of $100 million in royalty credits.

•	Oil and Gas Processing Investment Incentive – extends the program an additional five years and increases the program funding cap to a maximum of $500 million in Crown royalty credits.

•	Saskatchewan Commercial Innovation Incentive – extends the program by one year to allow for a program review, which will include engaging with industry.

•	Saskatchewan Technology Start-Up Incentive – doubles the annual program cap on the amount of non-refundable tax credits that may be issued to $7 million annually; expands eligibility to start-ups in the cleantech and all agtech sectors; and extends the program by one year.

Another new addition to the 2024-25 Provincial Budget is the Multi-lateral Well Program, which will facilitate the development of previously inaccessible or uneconomic oil plays and will attract increased oil well drilling to Saskatchewan.

The budget provides a $140-million Clean Electricity Transition Grant (CETG) to SaskPower for use towards in-year clean electricity operating costs, which will help maintain affordable power rates for customers. The CETG is tied to electricity-sector revenues.

Saskatchewan established the Small Modular Reactor Investment Fund to support the future development of the province’s first small modular nuclear reactor, which will provide zero-emission baseload power. The fund will receive annual allocations tied to electricity sector revenues, with all investment income earned retained in the fund. By the close of the 2024-25 fiscal year, it is projected the fund will be a $568.4-million asset for the province.

Budget 2024-25	17

Assisting Small Businesses

The Government of Saskatchewan also recognizes the contributions of small businesses to our economy. For that reason, the budget maintains the small business tax rate at the current rate of one per cent until June 30, 2025. It was scheduled to return to two per cent in July 2024, but the extension of the existing one per cent rate will allow owners to re-invest in their operations.

The amount of eligible business income on which the small business tax rate applies will remain at $600,000 – the highest threshold in Canada. Saskatchewan will also continue to have the second-lowest small business tax rate in Canada, making the provincial tax environment very competitive.

Agriculture

In Saskatchewan, the agriculture industry has played a major role in our history. Today, it remains a core part of our provincial economy.

The 2024-25 Budget invests $570.6 million in agriculture, an increase of $22.4 million, or 4.1 per cent, from the previous year. This funding will allow the Ministry of Agriculture to fund agricultural research and enhancements to crop insurance, while investing in programming for producers and agri-businesses.

In recognition of the challenging weather and soil conditions faced by some producers, the ministry’s budget provides $431.7 million to fund federal-provincial risk management programs, including Crop Insurance and Agri Stability. This is an increase of $23.7 million from the previous year.

Introduced in this year’s budget are changes to the Saskatchewan Crop Insurance Corporation’s weather-based programs, which will now provide options to insure intercrops and additional mixed feed crops.

The 2024-25 Provincial Budget provides $89.4 million for strategic initiatives under the Sustainable Canadian Agricultural Partnership. Included among these initiatives are the Irrigation Development and Irrigation Efficiency programs that will help develop new irrigated acres and support improved energy and water efficiency of existing systems.

More than 55,000 new irrigated acres have been developed in Saskatchewan over the last four years. This positions the province well in meeting the Growth Plan goal of 85,000 acres.

An additional investment of $38 million will help support research in the agriculture sector, including Saskatchewan institutions that conduct state-of-the-art research.

To assist producers dealing with the effects of consecutive years of drought conditions, the 2024-25 Budget freezes Crown land grazing rates at 2022 levels. Producers who must reduce their stocking rates on Crown land due to the dry conditions will also be eligible for a lease discount.

Tourism

The tourism industry is also a significant contributor to the Saskatchewan economy. People travel to our province from around the world to enjoy the natural beauty of Saskatchewan and experience our world-class hunting and fishing.

To ensure visitors to our parks have a great experience, the 2024-25 Budget provides $15 million for capital and infrastructure improvements at provincial parks in Saskatchewan.

18	Budget 2024-25

This includes a new service centre at Nut Point Campground in Lac La Ronge Provincial Park, bike trail development and multi-use trail improvements at Buffalo Pound Provincial Park, major road improvements and resurfacing at Pike Lake Provincial Park and water system upgrades at Narrow Hills Provincial Park and Moose Mountain Provincial Park.

With all that our province and our economy have to offer, the Government of Saskatchewan is taking steps through the 2024-25 Provincial Budget to ensure people can easily travel to the province from international destinations.

The budget provides minimum revenue guarantees to support international flights between Saskatchewan and the United States. This year Regina takes a significant leap forward with the announcement of a new direct flight to Minneapolis, backed by an annual minimum revenue guarantee of up to $500,000. This initiative makes flying more convenient for residents and supports the economy by improving accessibility to Saskatchewan for investors and tourists.

Building

To meet the needs of a growing province, the Government of Saskatchewan understands the need to ensure the necessary infrastructure is in place.

The 2024-25 Provincial Budget provides a record $4.4 billion in spending on capital projects to benefit the people of Saskatchewan.

Today, more than ever, those investments are taking place in areas that support classrooms, care and communities.

Record spending on education, record spending on health, record spending on municipal revenue sharing for municipalities and now record spending on building our provincial infrastructure is the focus of the 2024-25 Provincial Budget.

The 2024-25 Budget delivers the largest total capital budget in Saskatchewan history, the largest Crown corporation capital budget in Saskatchewan history and the largest Executive Government capital budget in Saskatchewan history.

Since 2008-09, the Government of Saskatchewan has invested more than $47.2 billion in infrastructure projects that provide essential services for the province.

Investing in Education

The 2024-25 Budget provides $216.0 million in education capital to provide safe and inclusive learning environments for students in Kindergarten to Grade 12 schools. This includes $165.9 million to support 11 ongoing new or consolidated school projects and three major renovations in Balgonie, Carlyle, Saskatoon, Regina, Prince Albert, Moose Jaw, Lanigan, La Loche and Wilcox.

Another $8.8 million supports the planning for nine new schools and two renovations in Pinehouse, Regina, Saskatoon, Corman Park and Swift Current.

For schools facing growing enrolment, the budget increases spaces for students by investing $28.5 million in relocatable classrooms.

The budget also provides $12.8 million for minor capital renewal projects that will allow school divisions to address structural repairs and renovations to prolong the life of schools across the province.

Budget 2024-25	19

The Government of Saskatchewan has committed approximately $2.6 billion toward school capital since 2008-09. This includes 65 new schools, 32 major renovation projects and seven projects approved through the Minor Capital Renewal Program.

Post-secondary students also benefit from capital investments in the 2024-25 Budget. The Ministry of Advanced Education is investing $59 million in infrastructure at provincial institutions, including three new health care training programs at the University of Saskatchewan; further health training seat expansion; design and planning work for Saskatchewan Polytechnic’s new Saskatoon campus; and other maintenance and upgrades.

Since 2008-09, $839.7 million has been committed to post-secondary infrastructure across the province.

Investing in Health Care

The Government of Saskatchewan is making a record investment of $516.8 million in infrastructure improvements to provide residents with the care they need and deserve. This is an increase of $179.3 million from the previous year.

Major health care capital projects in this year’s budget include redevelopment of Prince Albert’s Victoria Hospital; replacement of the Weyburn General Hospital; work on long-term care facilities and projects in La Ronge, Regina, Grenfell, Estevan and Watson; and the construction of the parkade at Regina General Hospital.

The Government of Saskatchewan has invested more than $2.9 billion to support the maintenance and construction of new health care facilities since 2008-09.

Investing in Transportation

The 2024-25 Provincial Budget invests $617.1 million into operating, maintaining, building and improving Saskatchewan roads and highways. This is an increase of $21.1 million, or 3.5 per cent, for the Ministry of Highways. The entire amount collected in fuel tax – $521.3 million – is enhanced with additional investments to maintain and operate Saskatchewan highways.

The budget provides $417.3 million for transportation capital for the ministry to improve more than 1,100 km of provincial highways, including 260 km of repaving, 765 km of light and medium pavement preservation, 58 km of Thin Membrane Surface improvements and 25 km of gravel rehabilitation.

Construction continues on several major highway improvement projects, including:

•	Twinning projects near Rowatt and Corinne on Highways 6 and 39 between Regina and Weyburn;

•	Corridor improvements on Highway 5 east of Saskatoon; and

•	Completion of the replacement of two Highway 6 bridges over Regina’s Ring Road.

Investing in Communities

Road safety is a priority in Saskatchewan and that continues with investments in the 2024-25 Provincial Budget. The province is investing $17.6 million toward intersections, guardrails and lighting across Saskatchewan, following last year’s completion of a five-year, $100-million investment in road safety.

Other investments in provincial transportation infrastructure include $73.5 million to build, operate and maintain the transportation system in northern Saskatchewan and $59.3 million to repair or rebuild 17 bridges and replace more than 100 culverts.

20	Budget 2024-25

Since 2008, the Government of Saskatchewan has invested more than $13.0 billion in transportation infrastructure, improving more than 20,700 kilometres of highways.

Saskatchewan municipalities continue to benefit from the 2024-25 Budget, with a record $350.1 million in transfers through capital programs such as the Investing in Canada Infrastructure Program, Canada Community-Building Fund, New Building Canada Fund and other programs.

The 2024-25 Budget also provides $301.9 million to support programs and services that help meet the needs of our growing province.

This year $78.9 million will be invested in water infrastructure projects. This includes more than $35.9 million to continue to develop and expand irrigation in the province, as well as funding to support the engineering, design and construction of the Lake Diefenbaker Irrigation Project.

In an effort to continue to enhance public and community safety, $60.8 million will be invested in projects at provincial courts and correctional facilities. This work includes continued construction of the remand expansion at the Saskatoon Correction Centre.

Investing in Saskatchewan

Our provincial Crown corporations are also a priority in the 2024-25 Budget. Crown corporations are investing approximately $2.6 billion during the year – another record high in this budget – to improve infrastructure in the province. Over the next four years, the Crown sector will invest more than $9.5 billion, which is the largest capital investment in its history.

Leading the way is SaskPower with a record investment of $1.6 billion in the provincial electricity system to meet demand and maintain reliability, as well as support the transition to a modern grid.

In 2024-25, this includes construction of the natural gas plant in south-central Saskatchewan, improvements to the plant near Kerrobert and expanding the southwest transmission interconnection.

SaskEnergy is investing $416.9 million into the province’s natural gas transmission and distribution system to help meet growth in demand.

In the 2024-25 Budget, SaskTel is investing $439.8 million to ensure the information and communications technology infrastructure is in place to help connect Saskatchewan residents. Investments this year include continuing to deploy fibre to rural Saskatchewan and rolling out the 5G wireless network.

The Government of Saskatchewan also continues to invest in the Regina Non-potable Water System Project through SaskWater. This project supports the growth of agriculture and value-added processing in the Regina area.

(More information is available in the 2024-25 Saskatchewan Capital Plan, which begins on page 26.)

Strong Families and Affordability

Affordability for Saskatchewan families remains a top priority in the 2024-25 Provincial Budget. The Government of Saskatchewan continues to introduce and enhance programs to make life more affordable for residents of the province.

Today, Saskatchewan is one of the most affordable places in Canada to live, work and raise a family.

Budget 2024-25	21

Affordability for Saskatchewan Residents

The province has among the lowest personal taxes in the country. Since 2007, Personal Income Tax (PIT) exemptions have removed more than 112,000 residents from the income tax roll. In total, PIT reductions during that time are providing over $830 million in annual income tax savings to Saskatchewan people.

Annual indexation of the PIT brackets helps ensure that tax savings are not reduced by inflation. In 2024, Saskatchewan residents will save $70 million on their 2024 income taxes from indexation of the provincial income tax system.

A Saskatchewan family of four with $100,000 in total income pays $2,627 less in combined provincial income and sales tax in 2024, compared to 2007.

A family of four pays no Provincial Income Tax on their first $59,475 of combined income. This is the highest tax-free threshold in Canada – and more than twice as much as in 2007, when a family of four began paying provincial income tax once their combined income reached just $26,150.

When combined with utilities and housing costs, Saskatchewan also comes out on top. The province is the most affordable place to live in Canada for a family of four when taxes, housing and utilities are considered.

A family with two adults, two dependent children, owning their own home with annual family income of $75,000, $100,000 and $125,000 have the lowest totals paid for taxes, utilities and housing.

A single person living in rental accommodation, with an annual income of $40,000, ranks third in the country in affordability.

In the 2024-25 Budget, Saskatchewan families will benefit from programs and services designed to make life affordable, including the Active Families Benefit, Children’s Drug Plan and $10/day child care for children under the age of six, as well as programs to help fund insulin pumps and glucose monitors. The budget also contains a $4-million increase to continue to meet the needs of children and their families through the Autism Spectrum Disorder Individualized Funding Program.

Affordability for Homeowners

For families or individuals looking to put down more permanent roots in their communities, the 2024-25 Budget is funding the PST Rebate on New Home Construction Program, which is helping make new home ownership more affordable. The Saskatchewan First-Time Homebuyers’ Tax Credit provides a non-refundable income tax credit of up to $1,050 to eligible taxpayers on qualified homes.

Saskatchewan also enjoys the distinction of having the second-lowest land transfer tax/registration fees paid by the buyer of a property.

Homeowners can benefit from the Saskatchewan Secondary Suite Incentive (SSI) Grant Program, which was developed to increase housing and rental availability in the province.

Homeowners will continue to receive additional relief this year as a result of the Government of Saskatchewan’s direction to stop SaskEnergy and SaskPower from collecting the carbon tax on natural gas and electric residential home heating. This is in addition to a SaskEnergy rate decrease that lowered bills for the average residential customer by nearly eight per cent beginning in October 2023.

22	Budget 2024-25

Assisting People with Disabilities

With an understanding of the challenges faced by people with disabilities, the Government of Saskatchewan is providing additional funding support in the 2024-25 Budget. This includes $10.4 million in additional funding to support the changing service needs of current adult clients with intellectual disabilities, as well as the delivery of residential and day programs for new clients. A further $7.6-million investment will help plan and construct 10 new group homes, along with one assessment and stabilization home.

As always, Saskatchewan Aids to Independent Living will continue to assist people with physical disabilities to live a more active and independent lifestyle.

Affordability for Students

Saskatchewan students will benefit directly from $46.5 million in financial supports, including a new grant for low-income students with dependents under age 12 (or over 12 with a permanent disability). This will help reduce financial barriers to completing their post-secondary education. The budget includes $34.4 million for the Student Aid Fund, which provides repayable and non-repayable financial assistance to more than 22,000 students every year, and $12.2 million in scholarships and bursaries.

The 2024-25 Budget ensures that students will continue to receive benefits once they’ve completed their studies through the Graduate Retention Program. It provides up to $20,000 in tax credits to post-secondary graduates who live and work in Saskatchewan. More than 81,600 graduates have benefited from this program.

Affordability for Seniors

Saskatchewan seniors will also benefit from the 2024-25 Provincial Budget. From reduced health care costs to income assistance, the Government of Saskatchewan supports those who helped build our province.

The Seniors Income Plan offers eligible seniors up to $360 per month, while the monthly income threshold for the Personal Care Home Benefit will increase by $100 to $2,500 to help make the cost of living in a licensed personal care home more affordable for seniors.

Other health care benefits for seniors in the 2024-25 Budget include funding for the Senior Citizens Ambulance Assistance Program, Seniors’ Drug Plan and Home Care services.

Assisting the Vulnerable

The 2024-25 Provincial Budget provides support for Saskatchewan’s most-vulnerable residents, helping low-income individuals and families meet their basic needs as they work to become more self-sufficient.

Income assistance benefits are among the supports that will increase in 2024-25. Funding of $7.4 million will increase Saskatchewan Income Support (SIS) Basic Shelter Benefits by three per cent, an increase of up to $60 per household per month. The Alternate Heating Benefit will also increase by $30 per month. The Saskatchewan Assured Income for Disability (SAID) monthly Living Income Benefits will also increase by three per cent as a result of $6.3 million in funding in the 2024-25 budget. This represents a monthly increase of up to $55 per household.

Two additional income assistance initiatives will be expanded to provide enhanced supports to clients. The Income Assistance Mobile Workforce will place up to 10 more ministry employees on-site at select community-based organizations to support clients, and approximately 150 more clients will receive trusteeship and money management services to help them pay their rent and other bills each month.

Budget 2024-25	23

Improving services and supports for at-risk families, children and youth remains a priority for the Government of Saskatchewan. In support of this goal, the budget provides an additional $2.7 million to support additional residential care options for children and youth with complex behavioural needs, $500,000 in new funding to increase supports for youth transitioning from care and a $375,000 increase to bring intensive in-home support programs to communities where they do not currently exist.

The Ministry of Social Services will increase funding to partners in providing care, including the Fetal Alcohol Spectrum Disorder Network and Mobile Crisis Services in Regina, Saskatoon and Prince Albert. The 2024-25 Budget also provides a $600,000 increase to foster care and extended family care allowance rates to help cover the costs of caring for a child.

Through funding included in the 2024-25 Budget, the Ministry of Social Services continues to work with community partners to enhance services to individuals experiencing homelessness. Implementation of the Provincial Approach to Homelessness will continue with an increase of $16.7 million including a $7.2-million increase to support ongoing emergency shelter operations across the province and $9.5 million to develop supportive housing spaces in Regina and Saskatoon.

The Saskatchewan Housing Corporation will continue to provide affordable rental options to people and families in 280 communities across the province. In 2024-25, the corporation will invest $83.4 million in the repair and maintenance of provincially owned housing units. This includes an additional $9.6 million in provincial funding to prevent and reduce vacancies and respond to the increasing demand for social housing.

The 2024-25 Provincial Budget continues to invest in additional supports for residents with low and modest incomes. The Low-Income Tax Credit is a non-taxable benefit, while the Saskatchewan Housing Benefit helps eligible renters with their shelter costs, including rent and utilities.

(More detail is available in the 2024-25 Revenue Initiatives beginning on page 63, as well as in the 2024 Intercity Comparison of Taxes, Utilities and Housing beginning on page 73.)

Classrooms, Care and Communities

The 2024-25 Provincial Budget addresses many priorities for the people of Saskatchewan, with a clear focus on classrooms, care and communities.

These areas impact everyone in our province – from the seniors who helped build our province into the great place it is today to our future leaders who are just making their way into the world, as well as everyone in between. Nothing is more important than our education, health and ensuring our communities are great places to live.

Thanks to the growth of our province, we have more people, more jobs and more opportunities for the people and families that call Saskatchewan home.

The 2024-25 Budget meets the challenges of a growing province by re-investing the benefits of a growing province in classrooms, care and communities.

24	Budget 2024-25

24 SASKATCHEWAN PROVINCIAL -25 BUDGET SASKATCHEWAN CAPITAL PLAN

2024-25 Saskatchewan Capital Plan

Capital Plan Highlights

The 2024-25 Budget delivers the largest total capital budget in Saskatchewan history, the largest Crown Corporation capital budget in Saskatchewan history and the largest Executive Government capital budget in Saskatchewan history. The Capital Plan will invest a total of $4.4 billion in projects throughout the province and continue to support the Growth Plan’s objective of investing $30.0 billion in infrastructure by 2030.

Building new schools, hospitals, roads and other important infrastructure ensures the province will meet the growing needs of Saskatchewan families and communities.

Over the next four years, a projected $17.9 billion will be invested by government ministries and agencies, as well as Saskatchewan’s commercial Crowns sector.

Since 2008-09, the Saskatchewan government has invested more than $47.2 billion in provincial infrastructure, including the construction and rehabilitation of health and educational facilities, transportation and municipal infrastructure across the province.

The Capital Plan supports continued investments in important projects that provide essential services to the people of Saskatchewan.

The 2024-25 Saskatchewan Capital Plan supports the Growth Plan target of investing $30.0 billion in infrastructure spending by 2030.

Chart 1: Saskatchewan Capital Plan 2008-09 to 2027-28

26	Budget 2024-25

The Capital Plan includes projects approved to date and provides an estimate of projected future capital investments.

The 2024-25 Saskatchewan Capital Plan represents an increase of $717.3 million, or 19.2 per cent, over the 2023-24 Budget.

Saskatchewan Capital Plan – 2023-24 to 2028-29

	2023-24	2023-24	2024-25	2025-26	2026-27	2027-28
(millions of dollars)	Budget	Q3	Budget	Projected	Projected	Projected
Executive Government Ministries and Agencies
Transportation Infrastructure
Highways Capital	422.3	417.3	403.9	429.76	434.06	459.31
Highways Partnerships and Supporting Capital	20.6	20.6	13.3	10.31	10.31	10.31

Municipal Infrastructure
Municipal Programs	348.1	348.1	350.1	256.5	237.8	175.1

Education Capital
School Capital	141.1	188.1	203.2	340.4	306.1	138.6
Maintenance Capital	11.3	11.3	12.8	13.8	16.7	14.7

Advanced Education
Maintenance, Planning and Projects	58.9	55.4	59.0	146.0	91.2	76.8

Health Care
Health Facilities	207.1	162.5	342.6	825.0	485.0	400.1
Maintenance Capital	71.5	67.6	70.4	82.2	74.3	71.7
Health IT and Equipment Capital	59.0	77.4	103.9	56.9	47.0	44.1

Government Services
Dams and Water Supply Channels	85.6	59.3	78.9	119.4	202.9	329.9
Courts and Corrections Facilities and Equipment	97.4	94.5	60.8	31.4	38.7	62.7
Parks Capital	12.3	12.3	13.3	13.8	15.2	15.2
IT Capital	64.2	68.3	84.3	19.5	10.9	10.0
Equipment Capital	19.3	19.2	20.8	89.1	77.1	88.1
Government Buildings	28.2	32.5	8.3	8.3	8.3	8.3
Targeted and Other Capital	31.1	61.5	14.0	39.7	24.6	12.8
Housing Capital	—	—	21.7	31.3	29.8	33.6

Total Executive Government Ministries and Agencies	1,677.8	1,695.6	1,861.1	2,513.3	2,109.9	1,951.2

Crowns
SaskPower	1,151.1	1,151.1	1,596.7	1,654.8	1,413.1	1,110.7
SaskEnergy	341.2	278.5	416.9	541.4	343.6	290.6
Others*	558.1	568.1	570.8	469.7	532.5	568.7

Total Crowns	2,050.4	1,997.7	2,584.4	2,665.9	2,289.1	1,970.0

Total Capital Plan	3,728.2	3,693.3	4,445.5	5,179.2	4,399.0	3,921.3

*	Others include SaskTel, SGI CANADA and Auto Fund, SaskWater, SaskGaming and CIC.

Totals may not add due to rounding.

Budget 2024-25	27

Capital Plan Details

Transportation Infrastructure

The 2024-25 Budget will invest $417.3 million in capital projects and programs through the Ministry of Highways. This investment will improve more than 1,100 km of highways, including 260 km of repaving; 765 km of combined medium and light pavement preservation; 58 km of Thin Membrane Surface improvements; and 25 km of gravel rehabilitation.

Since 2008-09, more than $13.0 billion has been invested in highways infrastructure and improved over 20,700 km of the provincial roads network.

Investments to improve safety and traffic flow include twinning projects near Rowatt and Corinne on Highways 6 and 39, corridor improvements on Highway 5 east of Saskatoon and completion of two replacement bridges over Regina’s Ring Road.

Over the past year, the Government of Saskatchewan met its five-year, $100.0-million commitment to road safety and will add a further $17.6 million for investments in intersections, guardrails and lighting projects across Saskatchewan.

The budget includes investments in Saskatchewan communities through the Rural Integrated Roads for Growth, Community Airport Partnership and Urban Highway Connector programs.

Municipal Infrastructure

The 2024-25 Budget provides a record $350.1 million in transfers to municipalities through various capital programs, such as the Investing in Canada

Infrastructure Program, Canada Community-Building Fund, New Building Canada Fund and other programs.

Since 2008-09, over $3.1 billion has been invested in municipal infrastructure projects.

Over the next four years, the Capital Plan will invest more than $1.0 billion in municipal infrastructure projects that support the programs and services Saskatchewan residents need and deserve.

Investments under the Investing in Canada Infrastructure Program include the Town of Esterhazy Regional Water System and the Town of Lanigan and District Water Park projects. The budget also provides funding for the Martensville Wastewater Treatment and Drinking Water Distribution Upgrades Project through the New Building Canada Fund.

Education Capital

Building and renovating schools continues to be a priority, and the 2024-25 Budget provides $216.0 million for Saskatchewan’s Kindergarten to Grade 12 schools to provide safe and inclusive learning environments for students.

The 2024-25 Budget provides $8.8 million to begin planning on nine new schools and two renovations.

The 2024-25 Budget also provides $165.9 million in funding to support projects in the communities of Balgonie, Carlyle, Saskatoon, Regina, Prince Albert, Moose Jaw, Lanigan, La Loche and Wilcox.

28	Budget 2024-25

New funding of $8.8 million will support planning for a new school to replace Minahik Waskahigan High School in Pinehouse, new Regina East joint-use elementary school, new Regina East joint-use high school, new Saskatoon East joint-use elementary school and a new Saskatoon East joint-use high school, as well as renovations to South Corman Park School and Swift Current Comprehensive High School.

In support of the growing economy and enrolment pressures in the fastest growing areas of the province, $28.5 million will be invested in relocatable classrooms.

The 2024-25 Budget includes $12.8 million for minor capital renewal projects to allow school divisions to address structural repairs and renovations.

Advanced Education

The four-year Capital Plan provides $372.9 million to support infrastructure improvements in the post-secondary education sector, including $59.0 million in 2024-25.

The Government of Saskatchewan continues to support health training seat expansions, investing more than $3.5 million in 2024-25 through the Health Human Resources Action Plan and Nursing Seat Expansion.

Since 2008-09, Government has committed more than $839.7 million in post-secondary infrastructure across Saskatchewan.

The 2024-25 Budget includes $6.0 million for design and planning work for Saskatchewan Polytechnic’s campus renewal project in Saskatoon, $6.3 million for a cooling tower replacement at the University of Regina, $8.7 million for electrical and mechanical upgrades at the University of Saskatchewan and $7.8 million for three new domestic programs at the University of Saskatchewan: Physician Assistant, Occupational Therapy and Speech Language Pathology.

Health Care

The 2024-25 Budget provides a record $516.8 million to support infrastructure improvements in the health sector to ensure residents get the care they need as close to home as possible.

Over the next four years, the Government of Saskatchewan plans to invest more than $2.6 billion in health care infrastructure.

Funding of $342.6 million will be invested in major capital projects, including the redevelopment of the Prince Albert Victoria Hospital ($180.0 million), Weyburn General Hospital replacement ($55.0 million), Regina General Hospital parkade ($21.9 million) and various long-term care facilities in the communities of Regina, Grenfell, La Ronge, Watson and Estevan.

The 2024-25 Budget includes $70.4 million for the rehabilitation and maintenance of health care facilities, while $103.9 million will be invested in information technology projects and medical equipment.

Government Services

The Capital Plan will provide $301.9 million to support program and service delivery to meet the growing needs of Saskatchewan families and communities. Government services investments include building upgrades, provincial dam rehabilitation, courts and correctional facilities, parks and recreational facilities, and Information Technology management systems.

Budget 2024-25	29

An additional $13.3 million will be invested in capital improvements throughout the parks system. Investments include construction of a new service centre at Nut Point Campground in Lac La Ronge Provincial Park. Improvements and upgrades will also take place at Pike Lake, Narrow Hills, Moose Mountain, Rowan’s Ravine and Crooked Lake provincial parks, as well as Cypress Hills Interprovincial Park.

The budget provides $78.9 million for water infrastructure projects, including more than $35.9 million for irrigation development and expansion, and $3 million to continue work on the Grant Devine Spillway Project. Funding includes the engineering, design and construction of the Lake Diefenbaker Irrigation Project.

Funding of $60.8 million will be invested in various court and correctional facility projects, including continued construction of the remand expansion at the Saskatoon Correctional Centre, which is set to open in June 2025.

The Saskatchewan Housing Corporation will receive $21.7 million to continue the development of supportive housing spaces in Regina and Saskatoon, and to repair, maintain and replace provincially owned housing units.

Commercial Crowns

The Crown sector invests in capital to ensure the safety and integrity of infrastructure to provide reliable, quality services while also meeting growth demands.

Saskatchewan’s Crown sector will invest approximately $2.6 billion in 2024-25 — a record level of investment — to maintain and enhance utility infrastructure while supporting economic growth. Over the next four years, the Crown sector will invest more than $9.5 billion, the largest capital investment in the sector’s history.

Through SaskPower, the government is forecasting a historic capital investment of approximately $1.6 billion in its electricity system, which will improve reliability, replace aging infrastructure and support the energy transition by reducing emissions and modernizing the grid. The 2024-25 Budget includes investment in construction of the 370 MW natural gas-fired electrical plant in south-central Saskatchewan, upgrades to the Ermine natural gas-fired electrical plant near Kerrobert and construction on the expansion of the Southwest Power Pool transmission interconnection.

The 2024-25 Budget invests $416.9 million in the province’s natural gas transmission and distribution system through SaskEnergy. These investments ensure safe, reliable and affordable services to customers. Planned investments include projects to meet the growth in demand for natural gas that are primarily from the industrial and power generation sectors. Supporting SaskPower’s next natural gas power station in south-central Saskatchewan is the single largest driver of SaskEnergy’s capital planning for the next two years.

The budget also supports SaskTel’s vision to be the best at connecting people to their world by investing $439.8 million in the province’s information and communications technology infrastructure. Capital investments will include sustainment projects that support quality networks, continued deployment of fibre to rural customers and modernization of network infrastructure through the rollout of SaskTel’s 5G wireless network.

Through SaskWater, the government continues its investment in the Regina Non-potable Water System Project in 2024-25 to support significant business growth in agricultural and value-added processing in the Regina region. The budget also includes investment in the sustainment of water and wastewater systems such as the Saskatoon Southeast Water Supply System Canal Refurbishment Project.

30	Budget 2024-25

24 SASKATCHEWAN PROVINCIAL -25 BUDGET TECHNICAL PAPERS

The Saskatchewan Economy

Saskatchewan’s economy will continue to grow in 2024. The momentum for ongoing growth in 2024 builds upon the strong economic performance in 2023, propelled by record population growth, an expanding labour force, robust commercial and residential construction, and the second-highest value of exports in provincial history.

Saskatchewan’s population reached a new all-time high of 1,218,976 as of October 1, 2023, growing by 31,369 people, or 2.6 per cent, from October 1, 2022 – the largest population growth in a single year in more than a century. Also, the labour market has been particularly strong throughout 2023, hitting record-high levels for labour force and employment, including full-time, female and off-reserve Indigenous Peoples.

In 2023, Saskatchewan’s economy benefitted from more than $4.7 billion investment in building construction – with both the residential and non-residential segments increasing by 2.8 per cent and 6.8 per cent, respectively.

As an export-oriented economy, Saskatchewan is particularly sensitive to the state of the global economy. In 2022, Saskatchewan set an all-time record for the value of goods exports at over $52 billion. In 2023, Saskatchewan’s total goods exports were more than $49 billion – a strong performance, but somewhat lower than in 2022 due to lower global commodity prices and slower economic growth among some international trade partners.

Saskatchewan Economic Outlook

After leading the nation on economic growth with a Gross Domestic Product (GDP) growth rate of 6.0 per cent in 2022, Saskatchewan’s economy began 2023 on a high trajectory with most indicators displaying continued strength. Saskatchewan’s real GDP growth in 2023 is estimated to have been 1.4 per cent, according to the average of private-sector forecasters1. That is the fourth-highest growth rate among Canadian provinces.

The Saskatchewan economy is expected to continue its trend of ongoing growth in 2024. According to the average of the same private-sector forecasters, Saskatchewan’s real GDP is projected to grow by 1.0 per cent in 2024. Growth in population, consumer spending and business and residential construction are expected to support this economic performance despite persistently high interest rates and ongoing inflation levels above the Bank of Canada’s 2.0 per cent target.

Private Sector Forecast at a Glance

(Per Cent Change Unless Otherwise Noted)

	2022	2023	2024	2025	2026	2027	2028
	Actual	Estimate	Forecast	Forecast	Forecast	Forecast	Forecast
Real GDP	6.0	1.4	1.0	1.8	2.3	2.1	2.2
Nominal GDP	29.2	-0.3	2.1	3.2	3.7	3.5	4.1
Consumer Price Index (CPI)*	6.6	3.9	2.6	2.0	2.0	2.0	2.0
Employment Growth (000s)*	19.8	10.7	8.4	8.8	8.6	8.9	8.5
Unemployment Rate (% level)*	4.7	4.8	5.5	5.6	5.6	5.5	5.5

*	Actuals for 2023

Sources: Statistics Canada (2022-2023); Average private-sector forecast as of January 12, 2024 (2023-2025); Ministry of Finance calculations based on average private sector forecast (2026-2028).

[1]

The average private-sector forecast is used as the economic outlook for 2023 to 2025; and extended from 2026 to 2028 using the Ministry of Finance calculations based on the average private-sector forecast. It will be henceforth referred to as the “economic outlook” in the document.

32	Budget 2024-25

Over the medium-term, real GDP growth is forecast to average 2.1 per cent annually from 2025 to 2028. Strong investment activity, especially in manufacturing and processing, and the natural resources sectors, will be a key driver of growth over this period.

Saskatchewan’s economy was resilient in 2023

In 2023, Saskatchewan had the second-highest growth among the provinces in housing starts (+9.7 per cent) and building permits (+11.4 per cent), and the third-highest growth in investment in building construction (+4.0 per cent) compared to 2022 levels. Saskatchewan also had the second-highest employment rate at 64.1 per cent and the second-lowest unemployment rate at 4.8 per cent among the provinces in 2023.

A number of other economic indicators in Saskatchewan showed growth in 2023 compared to 2022, including sales in food services and drinking places (+10.5 per cent), new motor vehicle sales (+6.0 per cent), retail sales (+0.5 per cent) and average weekly earnings (+2.4 per cent). Only two indicators, manufacturing sales and goods exports, had a decline (-4.4 per cent and -6.4 per cent, respectively) in 2023, but this is compared to the record levels in 2022. Even with this decline, the 2023 levels for manufacturing sales and goods exports are far above the prior five-year (2018 to 2022) average level by 27.9 per cent and 36.8 per cent, respectively.

Business investment to be strong over the medium-term

Business investment continues to grow in Saskatchewan with a wide range of announced large private-sector projects progressing to construction.

It is anticipated to grow by about 6.2 per cent in 2024. This reflects, in part, increasing expectations the Bank of Canada will cut interest rates from the current rate of 5.0 per cent. A rate cut should help boost business confidence. Business investment continues to be strong over the medium-term from 2025 to 2028 and is projected to grow by an average of 5.2 per cent annually.

Strong growth is expected to be propelled by major industrial construction sector project commitments over the next five years, interest rate normalization, increasing exports volumes and ongoing solid population growth.

In recent years, more than 60 large-scale investment projects across the province have been committed to by private companies for a total amount of more than $39 billion. These include projects in the following areas: 32 in the value-added agriculture sector; 13 in the manufacturing and processing sector; 11 in the mining sector; and 13 across the oil and gas and forestry sectors. Among these projects, 13 are already in the construction phase, which will result in a total investment of more than $14 billion over the next five years.

Oil production to grow over the medium-term

Saskatchewan’s oil production is projected to be relatively flat in 2024 and increase at an average of 1.8 per cent per year over the medium term from 2025 to 2028. With the Trans Mountain Expansion project scheduled to be operational in 2024, regional pipeline export capacity is expected to improve over the medium-term, which will help increase investor confidence in adding new production capacity.

The International Energy Agency (IEA) is reporting that global oil demand reached record levels in 2023 and is set to continue to grow in 2024.

Budget 2024-25	33

The West Texas Intermediate (WTI) oil price decreased from an average of US$94.3 per barrel in 2022 to an average of US$77.6 per barrel in 2023, largely due to rapidly increasing oil production in the United States and the full return of Russian oil and petroleum products exports to international markets, despite the ongoing sanctions and restrictions in many major economies.

Chart 1: WTI Oil Price and Saskatchewan Oil Production

Source: Ministry of Energy and Resources (January 2024)
e–estimation, f–forecast

Expected record global oil demand and ongoing geopolitical instability in many key oil-producing regions and shipping lanes are expected to help keep the oil prices strong. WTI prices are forecast to average US$77.0 per barrel in 2024, decreasing to an average of US$76.8 per barrel per year over the medium-term from 2025 to 2028 (Chart 1).

Potash prices and production to remain strong over the medium-term

Following all-time record potash prices in 2022, Saskatchewan’s potash sector experienced, on a relative basis, a substantial price decline in 2023. However, lower prices were effective at maintaining customer demand in international markets. As a result, potash sales increased in 2023 to nearly 23.8 million tonnes (Mt) of potassium chloride (KCl).

Global demand for potash is expected to continue to grow in 2024 as customers respond to lower prices and underlying agricultural fundamentals in key markets remain strong. Saskatchewan’s total potash sales volume is forecast to increase to 24.9 Mt KCl in 2024.

The average realized price in 2024 is projected to be US$263.9 per KCl tonne, which is 22.0 per cent below the 2023 average. Despite the ongoing sanctions and restrictions on Russian and Belarussian potash exports in major economies, the volume of product from Saskatchewan’s main competitors in international markets has returned to levels experienced prior to the Russian invasion of Ukraine in February 2022.

Over the medium-term from 2025 to 2028, Saskatchewan’s annual potash sales are forecast to increase to 26.5 Mt KCl by 2028. Expectations are for prices to stabilize at current levels and then grow over the medium-term to reach a realized price of US$323.8 per KCl tonne by 2028 (Chart 2).

Chart 2: Saskatchewan Potash Price and Production

Source: Ministry of Energy and Resources (January 2024)
e–estimation, f–forecast

34	Budget 2024-25

Canadian and US Economic Assumptions and Commodity Prices – Calendar Year

	2022	2023	2024	2025	2026	2027	2028
	Actual	Actual	Forecast	Forecast	Forecast	Forecast	Forecast
Can Real GDP Growth (%)	3.8	1.1	0.7	2.0	2.2	2.1	2.1
US Real GDP Growth (%)	1.9	2.5	1.5	1.6	2.0	2.0	1.9
Short-term Interest Rate (%)	2.4	4.8	4.7	3.1	2.4	2.4	2.4
10-year Government of Canada Bond (%)	2.8	3.3	3.2	3.0	2.9	3.0	3.0
Canadian Dollar (US cents)	76.8	74.1	74.3	74.5	76.1	76.3	76.4

WTI Oil (US$ per barrel)	94.3	77.6	77.0	75.0	75.0	78.0	79.0
Well-head Oil (C$ per barrel)	98.6	79.0	82.0	79.0	77.2	80.5	81.5
Natural Gas (C$ per GJ)	5.6	3.0	3.0	3.5	3.8	4.0	4.0
Potash (C$ per K2O tonne)[1]	1334.8	748.2	582.3	614.9	633.1	663.2	694.6
Potash (US$ per KCl tonne)[1]	626.1	338.2	263.9	279.5	293.9	308.6	323.8
Wheat (C$ per tonne)	437.4	380.1	328.2	404.0	392.7	391.2	403.9
Canola (C$ per tonne)	929.4	768.6	701.7	788.4	740.4	741.8	772.0

[1]	The potash industry quotes prices in US dollars per KCl tonne. Provincial royalty calculations, however, are based on the Canadian dollar price per K2O tonne.

Sources: Statistics Canada, Ministry of Energy and Resources, Ministry of Agriculture, S&P Global Market Intelligence, and Conference Board of Canada.

Agriculture sector anticipates increased crop production over the medium-term

In 2023, Saskatchewan’s total crop production suffered a setback compared to 2022 levels due to drought conditions in some parts of the province. Major crop production is estimated to have declined by roughly 10.9 per cent in 2023 to 31.7 Mt compared to 35.5 Mt in 2022. However, total cash receipts in 2023 were up by 10.5 per cent compared to 2022, reaching $23.3 billion, which was largely driven by crop receipts.

Crop receipts are estimated to have increased by 11.3 per cent in 2023 due to inventory drawdown, which allowed producers to export more to meet demand despite lower overall production resulting from drought. Similarly, livestock receipts are estimated to have increased by 18.8 per cent in 2023, based on the strength of higher prices for cattle and calves amid strong demand.

Going forward, farm cash receipts are anticipated to drop to $21.2 billion in 2024 due to lower pricing levels.

This is 9.0 per cent lower than cash receipts in 2023; however, it’s well above the prior five-year average of $18.9 billion. Farm cash receipts are projected to average $21.2 billion annually over the medium-term from 2025 to 2028.

Crop receipts are forecast to decrease by 10.5 per cent to $15.7 billion in 2024 due to lower prices driven by increased supplies; and are expected to average $16.6 billion per year over the medium-term from 2025 to 2028. However, livestock receipts are forecast to increase slightly to $3.6 billion in 2024 due to expected stronger prices; and are projected to average nearly $3.3 billion annually over the medium-term from 2025 to 2028.

Compared to historical averages, crop prices are anticipated to remain relatively strong in 2024 and over the medium-term from 2025 to 2028. The total crop production outlook also remains positive in 2024 and over the medium-term, with an expected rise to 39.2 Mt by 2028 (Chart 3).

Budget 2024-25	35

Chart 3: Saskatchewan Crop Production

Source: Ministry of Agriculture (January 2024)

f–forecast

Trade continues to grow over the medium-term

Goods exports (in nominal terms) to other countries had a weaker performance in 2023, largely due to a decline in commodity prices and relatively softer global demand. Exports declined by 6.4 per cent in 2023 compared to 2022, which was an all-time record year for Saskatchewan. In 2023, Saskatchewan’s total goods exports were valued at $49.1 billion, well above the prior five-year average level of $35.9 billion.

International goods exports are expected to see modest growth in 2024 despite the predicted slowdown in Saskatchewan’s top trading partner economies. They are forecast to grow by 2.1 per cent in 2024.

Saskatchewan’s international goods exports are forecast to grow by 3.0 per cent, on average, per year over the medium-term from 2025-2028, as commodity prices are expected to stabilize and total production levels of the province’s major exports are expected to grow over this period.

According to the World Bank forecast as of January 2024, the United States economy is anticipated to slow down to a 1.6 per cent growth in 2024 – from 2.5 per cent growth in 2023 – and to increase slightly to 1.7 growth per cent in 2025.

Japan’s economy is forecast to decelerate to 0.9 per cent growth in 2024 – from an estimated 1.8 per cent growth in 2023 – and to further drop to 0.8 per cent growth in 2025 (Chart 4).

China’s economy is anticipated to slow to 4.5 per cent growth in 2024 – from an estimated growth of 5.2 per cent in 2023 – amid various structural challenges. It is expected to further slow to 4.3 per cent growth in 2025.

The Eurozone expects a modest growth of 0.7 per cent in 2024 – slightly higher than the estimated growth of 0.4 per cent in 2023 – and is forecast to grow by 1.6 per cent in 2025.

Chart 4: Saskatchewan’s Top Trading Partners’ GDP Growth

Source: World Bank (January 2024)

e–estimation, f–forecast

Population at a record high and continues to grow

According to the latest population estimates by Statistics Canada, Saskatchewan’s population continued to hit record-breaking milestones in 2023, reaching a population close to 1.22 million people as of October 1, 2023. Saskatchewan’s year-over-year (October 1, 2022 to October 1, 2023) population growth of 31,369 (+2.6 per cent) is the largest annual growth recorded in more than a century. The strong

36	Budget 2024-25

population growth is mostly driven by international migration, as the province welcomed more than 25,000 new immigrants in 2023.

Saskatchewan expects to see strong population growth of 2.0 per cent in 2024, with a steady growth of 1.7 per cent per year, on average, over the medium-term from 2025 to 2028 (Chart 5).

Chart 5: Population growth rate

Source: Statistics Canada (2018-23), Average Private Sector Forecast (2024-25), Ministry of Finance Calculation based on Average Private Sector Forecast (2026-2028)

f–forecast

Labour market has been exceptionally strong

Saskatchewan’s labour market performance was very strong in 2023. Provincial employment (592,200), labour force (621,900), full-time employment (489,000), female employment (275,400), male employment (316,800), and off-reserve Indigenous full-time employment (53,400) reached all-time historical high levels in 2023 (since Statistics Canada started collecting labour data in 1976). Employment in the province grew by 1.8 per cent in 2023 compared to 2022 levels, adding 10,700 jobs to the economy, all of which were full-time. Job quality continues to improve as part-time workers continue to shift to full-time jobs.

Employment in the services-producing industries grew significantly in 2023 by 14,800 jobs (+3.3 per cent) from an already record-high level in 2022. This growth was driven by industries that included professional, scientific and technical services (+5,600 jobs); educational services (+4,000 jobs); and transportation and warehousing (+3,100 jobs).

The unprecedented tightness in the labour market across the nation in 2022, including Saskatchewan, extended into 2023. The provincial unemployment rate (the number of unemployed as a share of the labour force) was 4.8 per cent in 2023, well below the prior five-year average of 6.3 per cent. The continued strength in the labour market has enabled wage growth for workers and, as such, supported resilient consumer spending despite elevated inflation and high interest rates.

Looking ahead, the labour market is expected to loosen moderately as a result of national and global economic activity slowing down. However, in 2024, total employment is projected to grow by 1.4 per cent and reach a new provincial record of more than 600,000 (Chart 6).

Chart 6: Labour market remains strong

Source: Statistics Canada (2021-23), Average Private Sector Forecast (2024-25), Ministry of Finance Calculation based on Average Private Sector Forecast (2026-2028)

f–forecast

Budget 2024-25	37

Over the medium-term, increased immigration levels and the construction of several major investment projects in the province will help support ongoing employment growth. Total employment is forecast to grow, on average, by 1.4 per cent annually from 2025 to 2028.

Saskatchewan’s unemployment rate is expected to see an uptick in 2024 to 5.5 per cent. In the medium-term from 2025 to 2028, it is anticipated to normalize at around an average of 5.6 per cent per year.

Inflation decelerates amid high interest rates

Saskatchewan’s annual Consumer Price Index (CPI) inflation averaged 3.9 per cent in 2023, well below the average of 6.6 per cent in 2022 and at par with the national average of 3.9 per cent.

The rate of inflation decelerated significantly in 2023 in response to Bank of Canada interest rate hikes, which started in March 2022 and reached 5.0 per cent in July 2023. The Bank of Canada has held the interest rate at 5.0 per cent since July 2023, as inflation remained well above the target rate in 2023. The impacts of persistent inflation and high-interest rates continue to affect the economy, reflected in softer consumer spending and lower business confidence.

However, with interest rates at a 22-year historic high, the CPI inflation is expected to decelerate further throughout 2024, leading to a boost in consumer purchasing power and increased business activity. In Saskatchewan, CPI is projected to decelerate to an average of 2.6 per cent in 2024 and return to the target rate of 2.0 per cent in 2025 and beyond (Chart 7). With inflation moderating and the adverse effects of the high interest rates leading to weaker economic performance, the Bank of Canada is expected to gradually start interest rate cuts in 2024 and continue into 2025.

Chart 7: Consumer Price Index Inflation

Source: Statistics Canada (2021-23), Average Private Sector Forecast (2024-25), and Finance calculations based on the Average Private Sector Forecast (2026-28)

f–forecast

Consumer spending to regain momentum

Consumer spending growth, as indicated by retail sales, was modest in 2023, with spending up 0.5 per cent compared to 2022. In 2023, retail sales in Saskatchewan reached $25.2 billion, 15.6 per cent above the prior five-year average of $21.8 billion.

The growth in retail sales decelerated in the second half of 2023 and has yet to regain momentum. This is largely an indication of behavioural changes from the effect of high interest rates. Retail sales are projected to see some upticks in 2024, with household real income expected to see a boost as CPI inflation decelerates further, coupled with the anticipation of the start of interest rate cuts. As a result, retail sales are forecast to grow by 2.2 per cent in 2024.

Over the medium-term from 2025 to 2028, retail sales are projected to grow at an average rate of 3.1 per cent annually as per-capita household spending is expected to strengthen. This is in response to an improved interest rate environment and is reflected in higher economic growth forecasts for Canada and Saskatchewan.

38	Budget 2024-25

Private-Sector Forecast by Province

Based on the latest average private-sector forecast (as of January 12, 2024), Saskatchewan’s real GDP growth is expected to have increased by 1.4 per cent in 2023, ranking fourth among provinces.

Looking ahead, Saskatchewan’s economy is projected to grow by 1.0 per cent in 2024 and 1.8 per cent in 2025, based on the average of the private-sector forecasts. The province is expected to maintain its strong performance going forward, with the fourth-highest growth rate in 2024 and the fifth-highest in 2025 among Canadian provinces.

Private-Sector Real GDP Growth Forecast for Saskatchewan

As of January 12, 2024

(Per Cent)

				Release
	2023	2024	2025	Date
IHS Global Insight	2.3	0.1	1.0	Dec-23
Conference Board of Canada	0.6	1.5	2.6	Nov-23
TD Bank	1.2	1.2	1.5	Dec-23
RBC	0.8	1.6	2.4	Dec-23
BMO	1.2	0.7	1.6	Jan-24
CIBC	1.6	1.9	N/A	Oct-22
Scotiabank	1.4	0.6	2.0	Dec-23
National Bank	1.6	0.3	1.6	Dec-23
Laurentian Bank	2.2	1.3	N/A	Aug-23

Average of Private Sector Forecasts	1.4	1.0	1.8

Private-Sector Forecast of Real GDP Growth by Province

As of January 12, 2024

(Per Cent)

	2023	Rank	2024	Rank	2025	Rank
British Columbia	0.8	9	0.6	7	2.1	2
Alberta	2.1	1	1.1	1	2.1	1
Saskatchewan	1.4	4	1.0	4	1.8	5
Manitoba	1.5	2	0.7	6	1.7	7
Ontario	1.0	5	0.4	9	2.0	3
Québec	0.5	10	0.4	10	1.7	6
New Brunswick	1.0	7	0.5	8	1.5	9
Nova Scotia	1.0	6	0.7	5	1.6	8
Prince Edward Island	1.5	3	1.1	2	2.0	4
Newfoundland and Labrador	1.0	8	1.0	3	1.4	10

Canada	1.1		0.6		2.0

Budget 2024-25	39

Key Considerations for the Economic Outlook

Saskatchewan’s economy is set to grow in 2024 and sustain a strong economic outlook over the medium-term from 2025 to 2028. Some elements of uncertainty to Saskatchewan’s economic outlook include the following:

•	The current economic outlook anticipates continued provincial and national population growth at elevated levels; however, if record population growth persists at levels like 2023, it could result in upside impacts on the economic outlook.

•	High interest rates and relatively high inflation continue to hold back domestic demand in the current economic outlook. However, faster-than-expected interest rate cuts by the Bank of Canada could boost economic growth on the upside.

•	The economic outlook expects a return to normal crop production. However, if there are persistent drought conditions in some parts of the province that lead to lower crop or livestock production, this could weaken the economic outlook.

•	Structural labour shortage, especially in the trade occupations, is an ongoing risk as mass baby boomer retirements continue to negatively impact the workforce in quantitative and qualitative ways. If the labour force remains undersupplied, particularly for the construction sector, it may put downward pressure on growth.
•	The economic outlook anticipates ongoing weak global growth in the near-term due to the ongoing impacts of high inflation and interest rates; record levels of consumer, corporate and government debts; and ongoing supply chain challenges in some key sectors. There is a downside risk for Saskatchewan if any of the leading global economies experience a deep or more protracted recession.

•	Geopolitical crises worldwide, especially in the Middle East and Eastern Europe, could lead to additional supply chain disruptions and global economic uncertainty. This could dampen global economic growth prospects, but may also boost commodity prices in some circumstances, which can have a positive impact on Saskatchewan’s economy.

40	Budget 2024-25

2024-25 Fiscal Outlook

Overview

The Saskatchewan Provincial Budget includes the fiscal activity for all organizations within the control of the Government of Saskatchewan, including Government Service Organizations (GSOs), Government Business Enterprises (GBEs) and government partnerships.

The inclusion of these organizations is based on standards established by the Public Sector Accounting Board (PSAB) for senior Canadian governments, and the method of consolidating these entities in the budget is consistent with the policies described in the Saskatchewan Public Accounts.

All organizations in the budget, with the exception of GBEs, are defined as GSOs or – in situations where government has entered into a contractual relationship with one or more parties and share risks and benefits – a government partnership. GSOs typically provide public services and receive government grants to sustain their operations. Examples of GSOs include Government of Saskatchewan ministries, as well as entities such as Saskatchewan Health Authority, boards of education, Saskatchewan Polytechnic and Saskatchewan Cancer Agency.

The revenue and expense budgets of GSOs (and government’s proportionate share of partnership revenue and expense) are consolidated after adjusting for differences in accounting policies and eliminating inter-organizational transactions. Adjustments are made to account for differences in entity year-ends that do not align with the Government of Saskatchewan’s year-end of March 31.

GSO revenue is classified into four major categories (taxes, non-renewable resources, federal transfers and other own-sources), while GSO expense is classified into 11 expense themes. In some cases, particularly with Executive Government ministries, an entity’s expense can be allocated across more than one theme depending on the purpose of the activity.

GBEs are self-sufficient and have the authority to sell goods and services to external parties as their principal activity. Budgets for GBEs are incorporated as a single amount in a fifth revenue category called “Net Income from Government Business Enterprises” using the modified-equity method, which includes the Government of Saskatchewan’s proportionate share of net earnings or losses.

The 2024-25 Budget estimates a deficit of $273.2 million.

Revenue

The revenue outlook for the 2024-25 Budget includes all tax and other revenue measures presented in the budget, as well as changes to provincial fees and charges announced in advance.

Financial Overview

	2022-23	2023-24	2023-24	2024-25
(millions of dollars)	Actual	Budget	Q3 Forecast	Budget
Revenue	20,594.6	19,677.7	20,383.2	19,861.9
Expense	19,013.9	18,660.2	20,865.7	20,135.1

Surplus (Deficit)	1,580.7	1,017.5	(482.5)	(273.2)

Totals may not add due to rounding.

Budget 2024-25	41

2024-25 Revenue Reconciliation

					Change from
	2022-23	2023-24	2023-24	2024-25	Budget
(millions of dollars)	Actual	Budget	Forecast	Budget	Dollars	Per Cent
Taxation	9,811.8	9,633.8	10,270.4	9,723.3	89.5	0.9
Non-Renewable Resources	4,603.1	3,344.6	2,393.4	2,686.3	(658.3)	(19.7)
GBE Net Income	250.2	529.1	800.7	657.0	127.9	24.2
Other Own-Source Revenue	2,572.9	2,615.6	3,183.6	3,015.6	400.0	15.3
Federal Transfers	3,356.6	3,554.6	3,735.1	3,779.7	225.1	6.3

Total Revenue	20,594.6	19,677.7	20,383.2	19,861.9	184.2	0.9

Totals may not add due to rounding.

Total revenue is forecast to be $19.9 billion in 2024-25, an increase of $184.2 million (0.9 per cent) from the 2023-24 Budget. The increase reflects growth in all revenue categories, except Non-Renewable Resources – largely due to the fact that potash prices have moderated since the release of the 2023-24 Budget.

Revenue is budgeted to be down $521.3 million (2.6 per cent) from the 2023-24 third-quarter forecast. This is primarily driven by a decrease in Corporate Income Tax related to the one-time large prior-year adjustment received by the province in 2023-24 related to the nation-leading economic growth in 2022 that included high commodity prices, especially for potash.

Taxation Revenue

Taxation revenue is budgeted at $9.7 billion in 2024-25 and accounts for 49.0 per cent of total revenue. This is an increase of $89.5 million (0.9 per cent) from the 2023-24 Budget and a decrease of $547.1 million (5.3 per cent) from the 2023-24 third-quarter forecast.

Corporation Income Tax revenue is budgeted at $1.2 billion, a decrease of $615.9 million (33.7 per cent) from the 2023-24 Budget and a decrease of $949.6 million (44.0 per cent) from the 2023-24 third-quarter forecast. This reflects an expected decline in the prior-year adjustment compared to the record amount received in 2023-24 resulting from robust economic growth and elevated commodity prices, including a record high potash price in the 2022 taxation year.

2024-25 Taxation Revenue Details

					Change from
	2022-23	2023-24	2023-24	2024-25	Budget
(millions of dollars)	Actual	Budget	Forecast	Budget	Dollars	Per Cent
Corporation Income	1,988.6	1,824.9	2,158.6	1,209.0	(615.9)	(33.7)
Fuel	473.6	507.8	507.8	521.3	13.5	2.7
Individual Income	3,151.5	3,091.8	3,230.0	3,295.3	203.5	6.6
Property	775.3	805.0	800.1	805.0	—	—
Provincial Sales	2,721.9	2,720.3	2,894.2	3,196.4	476.1	17.5
Tobacco	164.3	150.0	150.0	150.0	—	—
Other	536.7	534.0	529.7	546.3	12.3	2.3

Total Taxation	9,811.8	9,633.8	10,270.4	9,723.3	89.5	0.9

Totals may not add due to rounding.

42	Budget 2024-25

Chart 1: Composition of 2024-25 Revenue

Individual Income Tax revenue is forecast to increase $203.5 million (6.6 per cent) from the 2023-24 Budget and increase $65.3 million (2.0 per cent) from the 2023-24 third-quarter forecast, primarily due to increased employment and high compensation growth, which are expected to continue in 2024-25. The forecast accounts for the inflation adjusted indexation of the tax brackets, which will save Saskatchewan residents an estimated $70.5 million in the 2024 taxation year.

Provincial Sales Tax (PST) revenue is budgeted at $3.2 billion, an increase of $476.1 million (17.5 per cent) from the 2023-24 Budget and an increase of $302.2 million (10.4 per cent) from the 2023-24 third-quarter forecast. The increase is consistent with the economic outlook that expects ongoing economic growth, including gains in population, retail sales, building construction and business investment. Additionally, higher prices also impact PST revenue. The 2024-25 Budget announces the modernization of the provincial revenue collection framework, which will address compliance gaps in current consumption tax legislation.

Revenue from all remaining taxes is budgeted to increase by a combined $25.8 million from the 2023-24 Budget, mainly due to increases in Insurance Premiums Tax, Cannabis Excise Tax and Fuel Tax.

Non-Renewable Resource Revenue

Non-renewable resource revenue is budgeted at $2.7 billion in 2024-25 and accounts for 13.5 per cent of total revenue. This is a $658.3-million (19.7 per cent) decrease from the 2023-24 Budget and an increase of $292.9 million (12.2 per cent) from the 2023-24 third-quarter forecast.

Oil and natural gas revenues are budgeted at $1.1 billion in 2024-25, an increase of $98.8 million (10.3 per cent) from the 2023-24 Budget and an increase of $116.3 million (12.3 per cent) from the 2023-24 third-quarter forecast. This is mainly due to a tighter light-heavy oil price differential, resulting in a higher realized average well-head oil price. The Trans Mountain Expansion Project is scheduled to be operational in 2024, which will improve regional pipeline export capacity, especially for heavier crude.

Potash revenue is budgeted at $796.4 million, a decrease of $580.1 million (42.1 per cent) from the 2023-24 Budget and an increase of $66.1 million (9.1 per cent) from the 2023-24 third-quarter forecast. The decrease from the 2023-24 Budget is primarily due to lower potash prices and increased operating expenses. In 2024-25, the average realized potash price is forecast at US$268 per potassium chloride

Budget 2024-25	43

2024-25 Non-Renewable Resource Revenue Details

	2022-23	2023-24	2023-24	2024-25	Change from Budget
(millions of dollars)	Actual	Budget	Forecast	Budget	Dollars	Per Cent
Mineral Disposition Public Offerings[1]	52.5	19.4	73.6	69.9	50.5	260.3
Oil and Natural Gas	1,129.4	963.1	945.6	1,061.9	98.8	10.3
Potash	2,403.9	1,376.5	730.3	796.4	(580.1)	(42.1)
Resource Surcharge	902.1	823.0	523.0	551.1	(271.9)	(33.0)
Other	115.2	162.6	120.9	207.0	44.4	27.3

Total Non-Renewable Resources	4,603.1	3,344.6	2,393.4	2,686.3	(658.3)	(19.7)

Totals may not add due to rounding.

1 Previously Crown Land Sales.

(KCl) tonne, which is down from US$369 and US$284 in the 2023-24 Budget and the 2023-24 third-quarter forecast, respectively. However, Saskatchewan set a record for total potash sales volumes in 2023 and is expected to realize total potash sales of 23.9 million KCl tonnes by the end of the 2023-24 fiscal year. Strong market fundamentals will continue in 2024-25, with the forecast for potash sales expected to reach 24.9 million KCl tonnes.

Revenue from the Resource Surcharge is budgeted to decrease $271.9 million from the 2023-24 Budget, primarily reflecting decreased potash prices in 2024-25. However, revenue from Mineral Disposition Public Offerings and all Other non-renewable resources (including uranium) are forecast to increase by a combined $94.9 million from the 2023-24 Budget, mainly due to increased mineral rights activity tied to the drilling of multi-lateral oil wells and higher uranium pricing and sales volumes.

Resource Forecast Assumptions and Sensitivities

The economic and fiscal forecasts in the 2024-25 Budget rely on a set of assumptions regarding Canadian, American and global economic growth; commodity prices; and the value of the Canadian dollar. These factors are beyond government’s control, yet they notably influence Saskatchewan’s fiscal performance, particularly non-renewable resource revenue. Geopolitical conflict, along with inflation, interest rates, supply chain issues and transportation disruptions, have the potential to materially impact resource revenue.

In an attempt to minimize risk to the fiscal plan, the assumptions used to develop the non-renewable resource forecast are prudent and incorporate a number of private-sector forecasts. Due to the volatile nature of these key external factors, the non-renewable resource revenue forecast will always be subject to risk. This risk is quantified throughout the year.

The WTI oil price is forecast to average US$77.00 per barrel in 2024-25, consistent with private-sector forecasts for the upcoming year. This is a decrease of US$2.50 per barrel from the average price forecast in the 2023-24 Budget and a decrease of US$0.33 from the 2023-24 third-quarter forecast.

WTI oil price is an important benchmark for the oil market and provincial revenue. However, the majority of oil produced in Saskatchewan is heavier and more sour than WTI oil and requires further processing to become refined products. As a result, the majority of Saskatchewan’s oil typically trades at a discount to WTI.

44	Budget 2024-25

Non-Renewable Resource Forecast Assumptions (Fiscal Year)

					2024-25
	2022-23	2023-24	2023-24	2024-25	Change from
	Actual	Budget	Forecast	Budget	Budget	Forecast
WTI Oil Price (US$/barrel)	89.59	79.50	77.33	77.00	(2.50)	(0.33)
Light-Heavy Differential (% of WTI)	18.9	23.8	16.9	14.5	(9.3)	(2.4)
Well-head Oil Price (C$/barrel)[1]	91.26	78.07	80.56	81.64	3.57	1.08
Oil Production (million barrels)	166.7	170.5	166.7	166.7	(3.8)	—

Potash Price (mine netback, US$/KCl tonne)[2]	562	369	284	268	(101)	(16)
Potash Price (mine netback, C$/K2O tonne)[2]	1,205	814	628	590	(224)	(38)
Potash Sales (million KCl tonnes)[2]	22.8	25.0	23.9	24.9	(0.1)	1.0
Potash Sales (million K2O tonnes)[2]	13.9	15.3	14.6	15.2	(0.1)	0.6

Uranium Average Price (C$ per kg)[2]	124	131	144	153	22	9
Uranium Sales (million kgs)[2]	9.5	14.2	12.9	16.3	2.2	3.5

Canadian Dollar (US cents)	75.64	74.35	74.00	74.36	0.01	0.36

[1]	The average price per barrel of Saskatchewan light, medium and heavy oil.
[2]	Ministry of Finance calculations based on calendar-year forecasts; KCl figures are estimated from K2O statistics at a 0.61 conversion rate.

The light-heavy oil price differential – a proxy for the price discount on heavier crude produced in Saskatchewan – is expected to decrease from 23.8 per cent (as a share of WTI prices) in the 2023-24 Budget to 14.5 per cent in 2024-25. This tighter differential is driven by a decrease in availability of heavy crude types from other suppliers in the North American market and improved pipeline capacity and market diversification for Western Canadian crude.

Oil production is forecast at 166.7 million barrels in 2024-25, which is flat compared to the 2023-24 third-quarter forecast and down slightly compared to the 2023-24 Budget. The 2024-25 Budget announces a new royalty program to increase the drilling of multi-lateral oil wells, which have the potential to increase oil recovery rates and enable new development opportunities.

The value of the Canadian dollar is projected to stay relatively flat, increasing from an average of 74.35 US cents in the 2023-24 Budget to an average 74.36 US cents in the 2024-25 Budget. A higher exchange rate translates to lower prices in Canadian dollars and lower resource revenues, all else being equal.

For 2024-25, the following sensitivities are estimated:

•	a US$1 per barrel change in the fiscal-year average WTI oil price results in an estimated $17.5 million change in oil revenue;

•	a US$10 per KCl tonne change in the fiscal-year average realized potash price results in an estimated $52.6 million change in potash revenue; and

•	a 1 US cent change in the fiscal-year average exchange rate results in an estimated $35.8 million change in non-renewable resource revenue (inverse relationship).

Reliance on Non-Renewable Resource Revenues

Non-renewable resource revenue accounts for 13.3 per cent of total expense in the 2024-25 Budget, which is under the targeted ceiling of 15 per cent deemed prudent and sustainable for fiscal planning purposes.

Budget 2024-25	45

Chart 2: Non-Renewable Resource Revenue, 2013-14 to 2024-25

Source: Ministry of Finance

Net Income from Government Business Enterprises

Government Business Enterprise (GBE) net income is budgeted at $657.0 million in 2024-25 and accounts for 3.3 per cent of total revenue. This is a $127.9-million (24.2 per cent) increase from the

2023-24 Budget and a decrease of $143.7 million (18.0 per cent) from the 2023-24 third-quarter forecast.

Notable increases in GBE net income relative to the 2023-24 Budget include SaskPower ($168.4 million, primarily reflecting decreases in operating expenses related to fuel costs and purchased power costs

2024-25 Net Income from Government Business Enterprises (GBEs)

					Change from
	2022-23	2023-24	2023-24	2024-25	Budget
(millions of dollars)	Actual	Budget	Forecast	Budget	Dollars	Per Cent
Municipal Financing Corporation	0.8	0.4	0.3	0.6	0.2	50.0
Saskatchewan Auto Fund	(270.8)	(109.3)	(125.5)	(207.3)	(98.0)	89.6
Lotteries and Gaming Saskatchewan[1]	21.3	186.7	163.1	177.0	(9.7)	(5.2)
Saskatchewan Government Insurance	24.4	27.4	62.7	127.4	100.0	365.1
Saskatchewan Liquor and Gaming Authority[1]	520.6	223.5	294.7	259.6	36.1	16.2
SaskPower	(172.1)	23.1	177.7	191.5	168.4	729.0
SaskTel	104.1	95.7	89.5	96.0	0.3	0.4
SaskWater	8.6	6.3	10.3	7.3	1.0	16.1
SaskEnergy Incorporated	59.4	43.0	21.5	48.4	5.4	12.6
Workers’ Compensation Board	(115.1)	1.8	57.3	(16.0)	(17.8)	(988.1)
Consolidation Adjustments	68.9	30.5	49.1	(27.7)	(58.2)	(191.0)

Total GBE Net Income	250.2	529.1	800.7	657.0	127.9	24.2

Totals may not add due to rounding.

[1]

The gaming operations of Saskatchewan Liquor and Gaming Authority have been transferred to Lotteries and Gaming Saskatchewan (LGS) effective June 2023; but the 2023-24 Budget reflected an April transfer. LGS amounts prior to 2023-24 solely represent the operations of Saskatchewan Gaming Corporation.

46	Budget 2024-25

combined with increased electricity exports), Saskatchewan Government Insurance ($100.0 million, primarily due to increased premium revenues and an expanding customer base) and Saskatchewan Liquor and Gaming Authority ($36.1 million, primarily due to increased wholesale revenues and retail permit sales).

Notable decreases in GBE net income relative to the 2023-24 Budget include the Saskatchewan Auto Fund ($98.0 million, mainly due to an increase in damage claims with newer vehicles being more expensive to repair), Workers’ Compensation Board ($17.8 million, almost entirely due to the adoption of a new accounting standard impacting expense recognition of claims liability) and Lotteries and Gaming Saskatchewan ($9.7 million to account for lower earnings in online gaming as non-regulated websites continue to have significant operations impacting Saskatchewan).

Other Own-Source Revenue

Other own-source revenue is budgeted at $3.0 billion in 2024-25 and accounts for 15.2 per cent of total revenue. This is a $400.0-million (15.3 per cent) increase from the 2023-24 Budget and a decrease of $168.0 million (5.3 per cent) from the 2023-24 third-quarter forecast.

Insurance revenue is forecast to decrease $35.4 million (6.8 per cent) from the 2023-24 Budget and $17.1 million

(3.4 per cent) from the 2023-24 third-quarter forecast, primarily driven by the adoption of a new accounting standard that changes how insurance revenue is calculated.

Investment Income is forecast to be $307.4 million, an increase of $110.5 million (56.1 per cent) from the 2023-24 Budget and $73.6 million (31.5 per cent) from the 2023-24 third-quarter forecast, mainly due to higher revenue from favourable market conditions at the Saskatchewan Student Aid Fund, Public Employees’ Benefits Plan, boards of education and the Crown Investments Corporation.

Revenue from Transfers from Other Governments is budgeted to decrease $19.7 million from the 2023-24 Budget, due to a decrease in Government of Alberta transfers as prior-year capital upgrade projects in Lloydminster schools conclude. Revenue from Miscellaneous revenues is budgeted to decrease $36.3 million from the 2023-24 Budget, primarily due to the Oil and Gas Orphan Fund being reported as Fees and the Output-Based Performance Standards (OBPS) Program now being reported separately.

The 2023-24 Budget reported OBPS revenue from the non-electricity sectors under Miscellaneous. For the first time, the 2024-25 Budget includes electricity-sector revenue under the province’s OBPS Program, as the

2024-25 Other Own-Source Revenue Details

					Change from
	2022-23	2023-24	2023-24	2024-25	Budget
(millions of dollars)	Actual	Budget	Forecast	Budget	Dollars	Per Cent
Fees	1,311.5	1,240.7	1,340.2	1,270.3	29.6	2.4
Insurance	486.8	522.6	504.3	487.2	(35.4)	(6.8)
Investment Income	164.6	196.9	233.8	307.4	110.5	56.1
Output-Based Performance Standards[1]	—	—	447.6	351.3	351.3	—
Transfers from Other Governments	80.7	90.3	81.3	70.6	(19.7)	(21.8)
Miscellaneous	529.2	565.1	576.5	528.8	(36.3)	(6.4)

Total Other Own-Source Revenue	2,572.9	2,615.6	3,183.6	3,015.6	400.0	15.3

Totals may not add due to rounding.

[1]

Output-Based Performance Standards (OBPS) electricity sector revenue is a new revenue source. OBPS non-electricity sector revenue was reported under Miscellaneous prior to the third quarter of 2023-24.

Budget 2024-25	47

electricity sector was under federal authority at the time of the 2023-24 Budget. Details on the treatment of electricity sector revenue and use of funds are included in the following section.

Treatment of Electricity Sector Revenue

In 2019, Saskatchewan’s OBPS Program was established in place of the federal carbon tax on large industrial and resource sector emitters in the province. OBPS compliance payments from non-electricity sectors are deposited in the Saskatchewan Technology Fund, which helps finance the adoption of technologies that reduce emissions at regulated facilities.

Retroactively effective to January 1, 2023, the electricity sector has recently been added to the provincial OBPS in place of the federal carbon tax. OBPS compliance payments made by the electricity sector, primarily SaskPower, are deposited in the

General Revenue Fund (GRF) and will be dedicated entirely to priorities that help manage an affordable and reliable clean electricity transition. Additionally, SaskPower’s Corporate Capital Tax and Usage-Based Payments to the GRF will also be dedicated entirely to clean electricity transition priorities.

Small Modular Reactor Investment Fund

Saskatchewan has established the Small Modular Reactor Investment Fund, a segregated fund designed to support the future development of the province’s first small modular nuclear reactor, which will provide zero emission baseload power. The Small Modular Reactor Investment Fund will receive annual allocations from the GRF tied to electricity sector revenue and all investment income earned in the Small Modular Reactor Investment Fund will be retained in the fund.

Electricity Sector Revenue and Allocations

	2023-24	2023-24	2024-25
(millions of dollars)	Budget	Forecast	Budget
Other Own-Source Revenue
Output-Based Performance Standards (OBPS) Electricity Sector	0	326.3	280.9
SaskPower Corporation Capital Tax			60.8
SaskPower Usage-Based Payments			30.4
Small Modular Reactor Investment Fund Investment Income[1,2]			10.0

Total Revenue from Electricity Sector	0	326.3	382.1

Clean Electricity Transition (EN19)
Clean Electricity Transition Grant	0	0	(140.0)

Total Expense Associated with Electricity Sector Revenue	0	0	(140.0)

Small Modular Reactor Investment Fund
Opening Balance	0	0	326.3
In-Year Contribution (Including Investment Income Earned)	0	326.3	242.1
Closing Balance	0	326.3	568.4

Total Asset: Small Modular Reactor Investment Fund	0	326.3	568.4

Totals may not add due to rounding.

[1]	The receipt of cash transfers to Small Modular Reactor Investment Fund can be delayed; therefore, creating a delay in the purchase of investment products and amount of investment income earned.
[2]	Assumes a 4.25% return on investment.

48	Budget 2024-25

The Small Modular Reactor Investment Fund was established with an initial allocation of $326.3 million in 2023-24, which represents all OBPS electricity-sector revenue from January 1, 2023, to March 31, 2024. In the 2024-25 Budget, an additional allocation to the Small Modular Reactor Investment Fund of $242.1 million will be made, which includes forecasted investment income.

By March 31, 2025, it is projected the Small Modular Reactor Investment Fund will be a $568.4-million asset for the province, with annual investment income growth accelerating in future years.

Clean Electricity Transition Grant

In the 2024-25 Budget, the Ministry of Environment will provide a $140.0 million Clean Electricity Transition Grant (CETG) to SaskPower for use towards in-year clean electricity operating costs, including power purchase agreements for renewable electricity and customer-focused clean electricity, efficiency and demand management programs.

The CETG is designed to help maintain overall power rate affordability for all customer classes, as Saskatchewan continues to increase the deployment of clean electricity power generation and distribution throughout the province.

Transfers from the Federal Government

Federal transfers are budgeted at $3.8 billion in 2024-25 and account for 19.0 per cent of total revenue. This is an increase of $225.1 million (6.3 per cent) from the 2023-24 Budget and an increase of $44.6 million (1.2 per cent) from the 2023-24 third-quarter forecast.

Revenue from the Canada Health Transfer and Canada Social Transfer are budgeted to increase by $59.8 million and $8.1 million, respectively, from the 2023-24 Budget, in accordance with the prescribed funding formulas.

Revenue from Other Federal Transfers is budgeted to increase $157.2 million compared to the 2023-24 Budget. This change is primarily driven by an expected federal transfer of $172.2 million related to the federal-provincial cost sharing agreement for the remediation of the Gunnar uranium mine site. Other increases in this category include an increase of $34.7 million related to AgriStability benefits and an increase of $15.1 million related to the Sustainable Canadian Agricultural Partnership. These increases are partially offset by a decrease of $61.0 million due to the fall-off of one-time federal health care funding.

2024-25 Transfers from the Federal Government

					Change from
	2022-23	2023-24	2023-24	2024-25	Budget
(millions of dollars)	Actual	Budget	Forecast	Budget	Dollars	Per Cent
Canada Health Transfer	1,389.1	1,504.9	1,470.7	1,564.7	59.8	4.0
Canada Social Transfer	490.0	499.9	488.1	508.0	8.1	1.6
Other	1,477.4	1,549.8	1,776.3	1,707.0	157.2	10.1

Total Federal Transfers	3,356.6	3,554.6	3,735.1	3,779.7	225.1	6.3

Totals may not add due to rounding.

Budget 2024-25	49

2024-25 Expense Reconciliation

					Change from
	2022-23	2023-24	2023-24	2024-25	Budget
(millions of dollars)	Actual	Budget	Forecast	Budget	Dollars	Per Cent
Agriculture	1,835.0	1,449.8	2,564.2	1,531.5	81.7	5.6
Community development	758.2	866.0	906.6	904.8	38.8	4.5
Economic development	733.9	367.4	372.3	329.7	(37.7)	(10.3)
Education	3,792.2	4,035.7	4,289.6	4,414.5	378.8	9.4
Environment and natural resources	353.0	254.4	331.1	373.6	119.2	46.8
Financing charges	816.3	812.2	824.4	911.5	99.3	12.2
General government	512.0	540.1	577.2	581.4	41.4	7.7
Health	7,010.1	7,056.3	7,543.8	7,639.8	583.5	8.3
Protection of persons and property	988.6	968.5	1,089.9	1,004.9	36.4	3.8
Social services and assistance	1,587.3	1,665.2	1,697.6	1,764.9	99.8	6.0
Transportation	627.3	644.6	669.0	678.3	33.7	5.2

Total Expense	19,013.9	18,660.2	20,865.7	20,135.1	1,474.8	7.9

Totals may not add due to rounding.

Expense

Expense in the 2024-25 Budget is classified into 11 themes, consistent with the presentation in the Saskatchewan Public Accounts. The expenses of all GSOs (and proportionate share of partnerships) within the control of the Government of Saskatchewan are included.

Total expense is budgeted at $20.1 billion in 2024-25, an increase of $1.5 billion (7.9 per cent) from the 2023-24 Budget.

Health, Education and Social Services and Assistance account for approximately 70 per cent of the 2024-25 Budget, in line with the historical average.

Health is budgeted at $7.6 billion, or 37.9 per cent, of total expense.

The most significant components of the health theme are the Ministry of Health, Saskatchewan Health Authority, Saskatchewan Cancer Agency, eHealth, 3sHealth, health-sector affiliates, Saskatchewan Healthcare Recruitment Agency and Health Quality Council.

Health theme expense increases $583.5 million (8.3 per cent) from the 2023-24 Budget, mostly reflecting:

•	$225.7-million increase for physician services and programs, including the Saskatchewan Medical Association agreement, fee-for-service and contract physician services, physician recruitment and retention initiatives and the College of Medicine;

•	$193.1-million increase for operating costs across the health system, including recruitment, retention and training of health care workers; investments in drugs and benefits; cancer treatment; information technology; and other priority areas;

•	$71.4-million increase to support hospital and acute care capacity, including the Saskatoon and Regina Capacity Pressures Action Plans; Urgent Care Centre in Regina; investments in emergency medical services, surgeries and medical imaging; and the establishment of a Breast Health Centre of Excellence in Regina;

50	Budget 2024-25

Chart 3: Composition of 2024-25 Expense

•	$59.4-million increase for primary and community care initiatives, including additional long-term care capacity, expanded access to primary and community care and a new funding model for third-party affiliate long-term care homes; and

•	$33.9-million increase for targeted mental health and addictions initiatives, including additional treatment spaces.

Education is budgeted at $4.4 billion, or 21.9 per cent, of total expense.

The most significant components of the education theme are the Ministry of Education, Ministry of Advanced Education, Ministry of Immigration and Career Training, boards of education, Saskatchewan Polytechnic, regional colleges, Saskatchewan Student Aid Fund, Saskatchewan Apprenticeship and Trade Certification Commission and the Saskatchewan Distance Learning Corporation.

Education theme expense increases $378.8 million (9.4 per cent) from the 2023-24 Budget.

The majority of this increase is due to a government fiscal year increase of $140.8 million for boards of education, including school operating expense grant increases. There is also a $128.6-million increase to the

Saskatchewan Teachers’ Superannuation Plan accrual expense due to prior-year actuarial gains arising from indexation and higher than estimated inflation rates.

The 2024-25 Budget also includes:

•	$28.2-million increase for university grants and additional health-sector training seats;

•	$25.1-million increase for Saskatchewan Polytechnic, primarily for additional instructional and support positions related to increases in international students, enrolment expansion and Health Human Resources Action Plan programming;

•	$21.1-million increase from federal-provincial child care agreements;

•	$12.2-million increase to address increased demand in regional colleges;

•	$10.0-million increase for the first full year of operations for the Saskatchewan Distance Learning Corporation; and

•	$8.7-million increase for the Saskatchewan Student Aid Fund for improved assistance for students and higher student debt management supports.

Budget 2024-25	51

Social Services and Assistance is budgeted at $1.8 billion, or 8.8 per cent, of total expense.

The most significant components of the social services theme are the Ministry of Social Services, Ministry of Government Relations, Saskatchewan Housing Corporation and the Saskatchewan Legal Aid Commission.

Social Services and Assistance theme expense increases $99.8 million (6.0 per cent) from the 2023-24 Budget, mostly reflecting:

•	$23.1-million increase to expand homelessness and supportive housing services as part of the Provincial Approach to Homelessness;

•	$20.2-million increase for the maintenance and repair of provincially owned housing units to ensure continued access to affordable housing;

•	$19.6-million increase to deliver the first full year of the new Saskatchewan Employment Incentive, increase income assistance benefits and provide additional outreach services;

•	$14.4-million increase to support the service needs of current clients with intellectual disabilities, delivery of residential services and day programs to new clients and continued funding for more families accessing the Autism Spectrum Disorder Individualized Funding Program;

•	$13.7-million increase for community-based service providers, including those that support people with intellectual disabilities and at-risk children, youth and families; and

•	$5.3 million to provide additional residential care spaces, increased support for foster and extended family caregivers and expansion of prevention programming and services for at-risk families, children and youth.

Agriculture is budgeted at $1.5 billion, or 7.6 per cent, of total expense.

The most significant components of the agriculture theme are the Saskatchewan Crop Insurance Corporation, Ministry of Agriculture, Saskatchewan Agricultural Stabilization Fund, Prairie Agricultural Machinery Institute and Prairie Diagnostic Services Inc.

Agriculture theme expense increases $81.7 million (5.6 per cent) from the 2023-24 Budget.

The majority of the increase, $76.7 million, is in the Saskatchewan Crop Insurance Corporation and recognizes an expected increase in AgriStability payments based on federal forecasts for the next crop year. There is also an increase of $7.1 million for expected Wildlife Damage Compensation Program payments.

Protection of Persons and Property is budgeted at $1.0 billion, or 5.0 per cent, of total expense.

The most significant components of the protection of persons and property theme are the Ministry of Corrections, Policing and Public Safety; Ministry of Justice and Attorney General; Ministry of Labour Relations and Workplace Safety; Saskatchewan Public Safety Agency; Firearms Secretariat; Victim’s Fund; and the Financial and Consumer Affairs Authority of Saskatchewan, as well as three independent officers of the Legislative Assembly: the Advocate for Children and Youth, Information and Privacy Commissioner and Ombudsman and Public Interest Disclosure Commissioner.

Protection of Persons and Property expense theme increases by $36.4 million (3.8 per cent) from the previous year, mostly reflecting:

•	$11.8-million increase for the Saskatchewan Public Safety Agency, primarily due to additional operational costs for Sask911;

52	Budget 2024-25

•	$5.9-million increase for policing costs for the Royal Canadian Mounted Police, including the extension of the First Nations Community Safety Officer Pilot program;

•	$4.7-million increase for initiatives targeted at reducing gender-based violence; and

•	$3.7 million in new funding for security costs at shelters in Regina and Saskatoon and the establishment of the Saskatchewan Highway Patrol K9 Unit.

Financing Charges are budgeted at $911.5 million, or 4.5 per cent, of total expense.

This represents an increase of $99.3 million (12.2 per cent) from the 2023-24 Budget, driven largely by the impact of higher interest rates on government’s new debt issuances, which are required to finance capital projects and rollover maturing debt.

Community Development is budgeted at $904.8 million, or 4.5 per cent, of total expense.

The main components of the community development theme are the Ministry of Government Relations; Ministry of Parks, Culture and Sport; Ministry of Education; Saskatchewan Lotteries Trust Fund for Sport, Culture and Recreation; Northern Municipal Trust Account; Provincial Capital Commission Authority; Saskatchewan Arts Board; Saskatchewan Western Development Museum; Community Initiatives Fund; Saskatchewan Centre of the Arts; and the Provincial Archives of Saskatchewan.

Community Development theme expense increases $38.8 million (4.5 per cent) from the 2023-24 Budget.

The majority of the increase, $30.3 million, is for municipal revenue sharing agreements, while $11.4 million is for Saskatchewan Lotteries Trust Fund transfers to align with increased sales.

Transportation is budgeted at $678.3 million, or 3.4 per cent, of total expense.

The most significant components of this theme are the Ministry of Highways and portions of the Ministry of Government Relations, as well as the Transportation Partnerships Fund.

Transportation theme expense increases $33.7 million (5.2 per cent) from the 2023-24 Budget, largely due to winter maintenance work, municipal revenue sharing agreements and amortization expense for completed highways projects.

General Government is budgeted at $581.4 million, or 2.9 per cent, of total expense.

This theme is primarily comprised of portions of the Ministry of Finance; Ministry of Government Relations; Ministry of Highways; Ministry of Justice and Attorney General; and Ministry of SaskBuilds and Procurement, as well as the Office of Executive Council and the Public Service Commission.

General Government theme expense increases by $41.4 million (7.7 per cent) from the 2023-24 Budget, mostly reflecting:

•	$29.6-million increase for public pensions and benefits mainly from indexation and higher than estimated inflation rates;

•	$20.4-million increase for costs associated with the Chief Electoral Officer and the 2024 provincial election;

•	$13.6-million increase for the Crown Career Pathways Program, Crown Investment Corporation Investment Attraction Infrastructure Program and government-wide information technology modernization initiatives;

Budget 2024-25	53

•	$4.9-million increase in Public Employees’ Benefit Plans, primarily due to an increase in premium rates and cost of living allowance;

•	$2.9-million increase for the Legislative Assembly, primarily due to administration costs related to the 2024 provincial election and statutory expenses for members; and

•	$0.9 million increase to support the First Nations and Métis Consultation Participation Fund and Framework.

These increases are partially offset by a $31.5-million decrease in the Public Employees Benefits Agency Revolving Fund due to all pension and benefit administration activities being transferred to Plannera Pension and Benefits effective January 1, 2024, which is offset by reduced revenues.

Environment and Natural Resources is budgeted at $373.6 million, or 1.9 per cent, of total expense.

The theme is comprised of portions of the Ministry of Environment and Ministry of Parks, Culture and Sport, as well as the Water Security Agency, Commercial Revolving Fund, Saskatchewan Technology Fund and portions of the Saskatchewan Research Council.

Environment and Natural Resources theme expense increases $119.2 million (46.8 per cent) from the 2023-24 Budget.

The majority of the increase, $140.0 million, is for the Clean Electricity Transition Grant (CETG). Details on the treatment of electricity-sector revenue and associated allocations, including the CETG, are included in the Revenue section. This is partially offset by a decrease in the amount forecasted for grants awarded to industry for emission reduction projects from the Saskatchewan Technology Fund.

Economic Development is budgeted at $329.7 million, or 1.6 per cent, of total expense.

The most significant components of the economic development theme are the Ministry of Energy and Resources, Ministry of Trade and Export Development, Ministry of SaskBuilds and Procurement, Ministry of Immigration and Career Training, Ministry of Environment and Ministry of Finance, as well as portions of the Saskatchewan Research Council, SaskBuilds Corporation, Innovation Saskatchewan, Tourism Saskatchewan, Creative Saskatchewan, Global Transportation Hub Authority, Saskatchewan Health Research Foundation and the Saskatchewan Indigenous Investment Finance Corporation.

Economic Development theme expense decreases $37.7 million (10.3 per cent) from the 2023-24 Budget, mostly reflecting:

•	$34.2-million decrease in funding from SaskBuilds Corporation for SaskWater’s Regina regional non-potable pipeline project, which was accelerated in 2023-24; and

•	$7.0-million decrease for the one-time Saskatchewan Affordability Tax Credit.

These expense decreases are partially offset by a $2.7-million increase for the Saskatchewan Secondary Suite Incentive grant program.

Net Debt

Net debt is another measure of a province’s fiscal position. Net debt aggregates the province’s liabilities and subtracts the financial assets that it has at its disposal to repay these obligations. It measures the province’s future requirement to generate revenue to fund past services and transactions.

Net debt-to-Gross Domestic Product (GDP) compares the province’s net debt to its economic output as an indicator of the province’s ability to generate future revenues to pay for past services and transactions.

54	Budget 2024-25

Chart 4: Net Debt as a Percentage of GDP1 (As at March 31, 2025)

Source: Net Debt-Jurisdictions most recent data (as of March 4, 2024)

GDP: SK-Average Private Sector Forecast; All others-Conference Board of Canada (Data released in November 2023)

[1]	NB, MB, ON, NL and CA all reporting net debt as at March 31, 2024 (latest available data)

Saskatchewan’s net debt position is sustainable, ensuring the province’s fiscal position and economic prosperity is protected for future generations. The Province of Saskatchewan’s net debt, as at March 31, 2025, is forecasted to be 14.0 per cent of GDP. This continues to be among the lowest ratios for all Canadian provinces, keeping Saskatchewan on track to maintain its fiscal target of remaining a top-three performing net debt-to-GDP jurisdiction in Canada.

Medium-Term Fiscal Outlook

Saskatchewan’s fiscal planning continues to be guided by commitments to deliver on the ambitious targets set out in Saskatchewan’s Growth Plan, while also maintaining fiscal responsibility as measured by a low net debt-to-GDP ratio.

This forward-looking approach to planning ensures the province is able to maintain the fiscal capacity necessary to provide sustainable, high-quality services to citizens, while continuing to make investments in the infrastructure and services needed to support a growing population and economy.

Over the medium-term, Saskatchewan’s fiscal position remains strong, with increasing economic growth and diversification, a growing population and robust labour market, and continued investment in major industrial and resource projects all supporting growth in provincial revenues. A strong and growing economy provides the government with the flexibility to address priority areas with new investments in classrooms, care and communities.

Despite a modest deficit being forecast for 2024-25, the province expects to return to a surplus position in 2025-26.

Between 2024-25 and 2027-28, revenues increase by an average of 3.8 per cent annually. This is in line with the 10-year average rate of growth for revenues.

Expense is targeted to grow at an average of 2.8 per cent annually between 2024-25 and 2027-28.

Budget 2024-25	55

Medium-Term Financial Outlook

	2022-23	2023-24	2024-25	2025-26	2026-27	2027-28
(millions of dollars)	Actual	Forecast	Budget	Target	Target	Target
Revenue	20,594.6	20,383.2	19,861.9	20,616.6	21,400.1	22,213.3
Expense	19,013.9	20,865.7	20,135.1	20,598.2	21,174.9	21,873.7

Surplus (Deficit)	1,580.6	(482.5)	(273.2)	18.5	225.1	339.6

Totals may not add due to rounding.

Medium-Term Revenue

The decline in revenues in 2023-24 and 2024-25 is primarily due to an adjustment in global commodity prices, especially pricing in the potash sector being down from an all-time record high in 2022. Nearly all other revenue categories have been steadily increasing and will continue to grow across the medium-term as the province’s population, labour force and economy all continue to expand. Revenue as a per cent of GDP remains stable, around 17 per cent, throughout the medium-term.

Growth in Individual Income Tax, Provincial Sales Tax and other consumption tax revenues will be supported by strong compensation growth and a larger population over the outlook period.

Corporate Income Tax revenues will normalize over the medium-term, as commodity prices return to a range closer to long-term averages.

Non-renewable resource revenue begins to grow again over the medium-term, as global commodity prices normalize from recent highs but production volumes in Saskatchewan grow. Global demand for oil reached record levels in 2023 and is expected to continue to grow in the outlook years. Lower potash prices and strong underlying global agricultural fundamentals will support growth in potash demand. Growth in other non-renewable resources, including uranium and a wide range of critical minerals, will be supported by demand stemming from the advanced technology sectors and the global clean energy transition.

Key Medium-Term Non-Renewable Resource Forecast Assumptions

	2022-23	2022-23	2023-24	2024-25	2025-26	2026-27	2027-28
	Actual	Budget	Forecast	Budget	Outlook	Outlook	Outlook
WTI Oil Price (US$/barrel)	89.59	79.50	77.33	77.00	75.00	75.75	78.25
Light-Heavy Differential (% of WTI)	18.9	23.8	16.9	14.5	14.0	14.0	14.0
Well-head Oil Price (C$/barrel)[1]	91.26	78.07	80.56	81.64	77.40	78.08	80.81
Oil Production (million barrels)	166.7	170.5	166.7	166.7	168.2	171.8	177.1

Potash Price (mine netback, US$/KCl tonne)[2]	562	369	284	268	283	298	312
Potash Price (mine netback, C$/K2O tonne)[2]	1,205	814	628	590	619	641	671
Potash Sales (million KCl tonnes)[2]	22.8	25.0	23.9	24.9	25.1	25.6	26.1
Potash Sales (million K2O tonnes)[2]	13.9	15.3	14.6	15.2	15.3	15.6	15.9

Canadian Dollar (US cents)	75.64	74.35	74.00	74.36	74.90	76.14	76.32

Totals may not add due to rounding.

[1]	The average price per barrel of Saskatchewan light, medium and heavy oil.
[2]	Ministry of Finance calculations based on calendar-year forecasts; KCl figures are estimated from K2O statistics at a 0.61 conversion rate.

56	Budget 2024-25

WTI oil prices are forecast to be relatively flat over the outlook, staying within a range of US$75.00 and US$78.25 per barrel. Oil production in 2027-28 is forecast at 177.1 million barrels, representing an average increase of 2.0 per cent annually over the outlook period.

Potash prices are forecast to increase modestly over the outlook period, while annual sales are expected to grow from 24.9 million KCl tonnes in 2024-25 to 26.1 million KCl tonnes by 2027-28.

GBE Net Income is expected to normalize over the medium-term, as the more recent effects of elevated inflation and interest rates, the natural gas price spike and investment market volatility are largely expected to subside.

Medium-term revenue growth in the Other Own-Source and Federal Transfers categories will be tied mainly to a larger population and expanding economy.

Medium-Term Net Debt

Saskatchewan’s net debt-to-GDP ratio is projected to remain among the lowest in Canada throughout the medium-term outlook. The province’s net debt-to-GDP ratio rose to 17.5 per cent during the pandemic years, but was subsequently brought back down through the retirement of $1.5 billion in gross operating debt in 2022-23 and the retirement of $1 billion in gross operating debt in 2023-24.

Saskatchewan’s net debt-to-GDP ratio is forecast to be 14.0 per cent, as at March 31, 2025, which is the second lowest, or second best, in Canada. Under the current set of assumptions, Saskatchewan’s net debt-to-GDP ratio is forecast to remain relatively stable in the medium term, ranging from 14.3 per cent to a maximum of 14.6 per cent.

Chart 5: Outlook for Net Debt as a Percentage of GDP

(As at March 31)

Source: Net Debt-Ministry of Finance (FI); GDP-Statistics Canada (Actuals) or Average of Private Sector Forecasts extended with FI calculations

f–forecast

Budget 2024-25	57

2024-25 Borrowing and Debt

The Province of Saskatchewan’s debt consists of:

•	Government Service Organization (GSO) Debt or Taxpayer-Supported Debt – all debt of government entities other than Government Business Enterprise Debt; and

•	Government Business Enterprise (GBE) Debt or Self-Supported Debt – amounts borrowed by self-sufficient government-controlled entities.

GSOs are entities that are controlled by the government other than those designated as GBEs or partnerships. GSO debt includes operating debt of the General Revenue Fund (GRF), debt to fund the Saskatchewan Capital Plan and debt of other smaller GSOs.

GBEs are entities that have the financial and operating authority to sell goods and services to individuals and organizations outside government as their principal activity. Amounts borrowed by, or specifically for, these entities are classified separately because they are expected to be repaid from revenues generated by these business enterprises.

Debt is presented in this budget paper on a gross basis, being the amount of money owed to lenders.

Gross debt at March 31, 2024, is forecast to be $0.9 billion higher than budgeted, primarily due to increased borrowing for the Saskatchewan Capital Plan. The rise in borrowing is a result of the deterioration in the 2023-24 fiscal outlook, leading to a reduction in cash available from operations initially budgeted to fund a portion of planned capital spending.

For 2024-25, gross debt is expected to increase by $3.0 billion from the March 31, 2024, forecast. This is due to borrowing for the Saskatchewan Capital Plan, as well as capital spending by GBEs.

Gross Debt

For the Year Ending March 31

(millions of dollars)	Budget 2024	Forecast 2024	New Borrowing	Debt Repayments	Budget 2025
General Revenue Fund – Operating	7,463.9	7,463.9	927.4	(927.4)	7,463.9
Saskatchewan Capital Plan	10,371.1	11,471.1	1,900.0	—	13,371.1
Other Government Service Organizations	248.8	249.5	—	(21.4)	228.1

Taxpayer-Supported Debt	18,083.8	19,184.5	2,827.4	(948.8)	21,063.1

Government Business Enterprises	12,771.5	12,613.8	1,536.6	(401.0)	13,749.4

Self-Supported Debt	12,771.5	12,613.8	1,536.6	(401.0)	13,749.4

Total	30,855.3	31,798.3	4,364.0	(1,349.8)	34,812.5

Guaranteed Debt	75.1	75.2	—	—	75.2

58	Budget 2024-25

Borrowing

Virtually all borrowing is done by the GRF. Where the GRF borrows on behalf of a government entity, the entity is responsible for the principal and interest payments on this debt.

The GRF’s 2024-25 borrowing requirements are estimated to be $4.4 billion.

Borrowing Requirements by Entity
	Budget	Forecast	Budget
(millions of dollars)	2023-24	2023-24	2024-25
General Revenue Fund – Operating	—	—	927.4
Saskatchewan Capital Plan	600.0	1,700.0	1,900.0
Government Business Enterprises	1,075.6	977.9	1,536.6

Total	1,675.6	2,677.9	4,364.0

Sources of Borrowing
	Budget	Forecast	Budget
(millions of dollars)	2023-24	2023-24	2024-25
Short-term Borrowing	202.6	114.9	384.0
Long-term Borrowing	1,173.0	2,263.0	3,980.0
Internal Financing	300.0	300.0	—

Total	1,675.6	2,677.9	4,364.0

Sinking Funds

Sinking funds are monies set aside for the orderly retirement of a portion of the government’s debt. Funds are invested in high-quality government and corporate bonds. Sinking funds are reported as an asset on the Statement of Financial Position.

Sinking funds at March 31, 2024, are forecast to be $2,922.0 million, which is $26.2 million lower than budgeted. The variance is primarily due to lower than expected investment earnings during 2023-24.

For 2024-25, sinking funds are expected to increase by $379.8 million to $3,301.8 million, continuing to increase over the medium term.

Chart 1: Combined Sinking Funds

As at March 31

b–budget, f–forecast

Budget 2024-25	59

Sinking Funds

For the Year Ending March 31

(millions of dollars)	Budget 2024	Forecast 2024	Contributions	Earnings	Redemptions	Budget 2025
Government Service Organizations	1,714.7	1,696.8	250.8	59.7	(74.1)	1,933.2
Government Business Enterprises	1,233.5	1,225.2	116.9	43.9	(17.4)	1,368.6

Total	2,948.2	2,922.0	367.7	103.6	(91.5)	3,301.8

Chart 2: Gross Taxpayer-Supported Debt

As at March 31

b–budget, f–forecast

Taxpayer-supported debt is expected to increase over the medium term due to borrowing for the Saskatchewan Capital Plan. Sinking funds designated for the repayment of taxpayer-supported debt are estimated to reach $3.0 billion over the medium term.

Self-supported debt is expected to increase over the medium term due to planned capital spending by GBEs. Sinking funds designated for the repayment of self-supported debt are estimated to reach $1.8 billion over the medium term.

60	Budget 2024-25

Chart 3: Gross Self-Supported Debt

As at March 31

b–budget, f–forecast

Financing Charges

Financing charges include costs related primarily to taxpayer-supported debt, including interest as well as amortization of premiums, discounts and commissions. Financing charges also include interest associated with pension liabilities.

The 2024-25 financing charges assume interest rates of 4.5 per cent for short-term borrowing and 4.25 per cent for new long-term borrowing. A pension valuation rate of 3.1 per cent has been assumed for pension liabilities.

A one percentage point increase in interest rates from levels assumed in the budget would increase financing charges in 2024-25 by approximately $20.8 million.

Financing charges in 2023-24 are forecast to be slightly higher than budgeted due to the increase in required borrowing. Financing charges in 2024-25 are expected to increase from 2023-24 due to interest on new Saskatchewan Capital Plan debt, as well as higher interest rates on refinanced debt.

Financing Charges

	Budget	Forecast	Budget
(millions of dollars)	2023-24	2023-24	2024-25
General Revenue Fund	664.5	674.0	720.5
Less: GRF Interest Paid to Other Government Entities	(71.0)	(72.5)	(35.0)

	593.5	601.6	685.5
Pension Liabilities	175.5	179.6	183.3
Other GSO Debt	43.2	43.2	42.7

Total[1]	812.2	824.4	911.5

[1]	Financing charges do not include amounts pertaining to GBE-Specific Debt. These amounts are reflected in Net Income From GBEs.

Budget 2024-25	61

Credit Ratings

Saskatchewan receives credit ratings from three major credit rating agencies: Moody’s Investors Service (Moody’s), S&P Global (S&P) and Morningstar DBRS (Morningstar).

A credit rating is an important indication of a government’s fiscal health, as it represents an assessment of its ability to repay its debt. Overall, Saskatchewan’s credit rating ranks second strongest among Canadian provinces.

Credit Ratings of Canadian Provinces

February 2024

JURISDICTION	MOODY’S	S&P	MORNINGSTAR
British Columbia	Aaa	AA+**	AA(high)
Saskatchewan	Aa1[1]	AA2	AA(low)[3]
Québec	Aa2	AA-	AA(low)
Nova Scotia	Aa2	AA-	A(high)
Manitoba	Aa2	A+	A(high)
Alberta	Aa2	AA-	AA
New Brunswick	Aa2*	A+*	A(high)
Prince Edward Island	Aa2	A*	A
Ontario	Aa3*	A+*	AA(low)*
Newfoundland & Labrador	A1	A	A

[1]	Last rating change on May 21, 2021
[2]	Last rating change on June 21, 2017
[3]	Last rating change on June 18, 2020
*	positive outlook
**	negative outlook

62	Budget 2024-25

2024-25 Revenue Initiatives

Introduction

Several measures have been announced recently to protect the economic interests of Saskatchewan families and address concerns over affordability. These include:

•	Keeping personal taxes low, which means that for a family of four, when taxes, utilities and housing costs are considered, Saskatchewan is the most affordable province in which to live in Canada;

•	Indexing the Personal Income Tax system, which protects taxpayers from the automatic tax increases that would have resulted from inflation, saving Saskatchewan taxpayers $70 million on their 2024 income taxes;

•	Protecting families from the harmful impacts of the carbon tax as a result of SaskEnergy and SaskPower removing the federal carbon tax from home heating starting January 1, 2024; and

•	Assisting Saskatchewan families with the affordability and availability of housing through two programs announced in November 2023 and retroactive to April 1, 2023 – the Provincial Sales Tax Rebate for New Home Construction and the Secondary Suite Incentive.

Recognizing that one of the benefits of a strong and growing economy is its ability to help support a better quality of life, the 2024-25 Budget introduces revenue initiatives that promote continued investment in the province’s economy. Business investment contributes to long-term economic growth by driving technological advancements, enhancing productivity and efficiency, creating opportunities to reach new markets and stimulating growth in employment. Simply stated, increased investment is key to achieving higher economic growth and creating more job opportunities in Saskatchewan.

This paper provides an overview of the tax and royalty measures announced in the 2024-25 Budget. It is strictly a summary, and for further details readers are encouraged to contact the responsible ministry/authority and consult the enacting legislation or regulation.

Investment Incentives

Saskatchewan’s tax system offers investment incentives that cover a broad range of economic sectors, including manufacturing and processing, innovation and technology, agriculture and natural resources. Information on Saskatchewan’s business programs and investment incentives can be found at:

www.saskatchewan.ca/business/investment-and-economic-development/business-incentives-and-tax-credits

As part of the commitment to build, protect and grow Saskatchewan’s economy, the following initiatives announced as part of the 2024-25 Budget focus on building new opportunities that will diversify Saskatchewan’s economy, increase output and exports, and attract investment from around the world.

Small Business Tax Rate

Small businesses contribute to a strong and growing economy that benefit all Saskatchewan residents. The 2024-25 Budget confirms that the Small Business Tax Rate is being maintained at the current rate of one per cent until June 30, 2025. The amount of eligible business income on which the Small Business Tax Rate applies will remain at $600,000 – the highest threshold in Canada.

In 2020, the small business Corporate Income Tax (CIT) rate – two per cent at the time – was temporarily eliminated to support Saskatchewan small businesses through the pandemic and to help them recover.

Budget 2024-25	63

Following an extension of this initiative in the summer of 2022, the rate was scheduled to gradually return to two per cent, beginning with a one per cent rate that came into effect July 1, 2023, and a two per cent rate that would have been effective July 1, 2024.

The extension of the one per cent small business rate to June 30, 2025, will assist businesses in addressing challenges such as elevated interest rates, inflation and supply chain disruptions.

In total, the reductions to the Small Business Tax Rate will save corporate taxpayers an estimated $416 million in CIT from 2020-21 to 2025-26.

Saskatchewan Technology Start-up Incentive

The Saskatchewan Technology Start-up Incentive (STSI), originally introduced in the 2018-19 Budget, encourages investment in early-stage technology businesses that have a head office in Saskatchewan. The program offers a non-refundable 45 per cent tax credit to accredited individual or corporate investors that have taxes owing in Saskatchewan, which helps start-ups raise the capital they need to grow their company in Saskatchewan.

The 2024-25 Budget announces that the program will be enhanced by:

•	Doubling the annual program cap on the amount of non-refundable tax credits that may be issued to $7.0 million annually (previously capped at $3.5 million annually);

•	Expanding eligibility to start-ups developing novel technologies in the cleantech sector (in addition to the currently eligible agtech and digital sectors); and

•	Extending the program’s sunset date to March 31, 2027 (previously March 31, 2026).

An Eligible Technology Start-up Business (ESB) can raise a maximum of $2 million under the program. An investor can earn up to $225,000 in tax credits per annual investment in an ESB and claim a maximum of $140,000 per tax year. The credits for investments made after January 1, 2021, can be claimed over a seven-year period.

Start-ups and investors interested in applying to the program are required to do so through the Online Application Portal.

Further information on this program and eligibility criteria can be obtained by contacting Innovation Saskatchewan at: stsi@innovationsask.ca or by visiting: innovationsask.ca/technology/stsi

Saskatchewan Petroleum Innovation Incentive

The Saskatchewan Petroleum Innovation Incentive (SPII) offers transferable Crown royalty and freehold production tax credits for qualified innovation commercialization projects at a rate of 25 per cent of eligible project costs.

The 2024-25 Budget extends the SPII new application intake period for an additional five years – to March 31, 2029. It also increases the program’s total funding cap by $70 million, resulting in an overall increase from a $30-million cap up to a maximum of $100 million in royalty credits awarded.

The program targets a broad range of innovations deployed across all segments of Saskatchewan’s oil and gas industry. Helium and lithium will be removed from SPII as eligible commodities, as innovation projects related to these sectors will be eligible under the new Saskatchewan Critical Minerals Innovation Incentive (see next page).

64	Budget 2024-25

The program is open to both pilot projects and commercial scaling projects, giving applicants the ability to test their innovations in a pilot setting then deploy them at larger commercial scales. In addition, projects executed on multiple sites, and projects that include multiple phases, may be considered eligible for the program under a single project application.

Further information on this program and eligibility criteria can be obtained by contacting: spii@gov.sk.ca or by visiting:

www.saskatchewan.ca/business/agriculture-natural-resources-and-industry/oil-and-gas/oil-and-gas-incentives-crown-royalties-and-taxes/saskatchewan-petroleum-innovation-incentive

Saskatchewan Critical Minerals Innovation Incentive

Saskatchewan recognizes the importance of providing the global economy with a secure and reliable supply of critical minerals, which are essential inputs for a wide range of key economic sectors.

The 2024-25 Budget introduces the Saskatchewan Critical Mineral Innovation Incentive (SCMII), which is designed similar to the highly successful existing SPII program. This program provides transferable Crown royalty and freehold production tax credits at a rate of 25 per cent of eligible program costs. The SCMII applies to both pilot and commercial scaling projects that feature the deployment of novel technologies that can improve resource recovery rates, manage environmental impacts, increase value-added processing or commercialize a byproduct or waste product. The SCMII will share the $100-million SPII program funding cap.

High-potential and emerging critical minerals that are eligible under the SCMII include: aluminum, cobalt, copper, gallium, helium, lithium, magnesium, nickel, all rare earth elements and zinc.

The program will assist in attracting the innovation projects needed to commercialize Saskatchewan’s vast critical minerals resources and will help position the province to achieve the growth targets established in Saskatchewan’s Critical Minerals Strategy.

Further information on this program and eligibility criteria can be obtained by contacting: scmii@gov.sk.ca or by visiting:

www.saskatchewan.ca/business/agriculture-natural-resources-and-industry/mineral-exploration-and-mining/critical-minerals/saskatchewan-critical-minerals-innovation-incentive

Saskatchewan Commercial Innovation Incentive

The 2017-18 Budget introduced the Saskatchewan Commercial Innovation Incentive (SCII or ‘Patent Box’), recognizing that technology, innovation and commercialization are drivers of increased productivity and economic growth. The 2024-25 Budget announces a one-year extension of the new application acceptance period to June 30, 2025. Along with this extension, the province will review the program in 2024 – including engaging with industry to identify opportunities to enhance the commercialization of intellectual property in Saskatchewan.

The SCII offers eligible corporations a reduction of the provincial CIT rate to six per cent for 10 consecutive years for eligible corporations that commercialize their qualifying intellectual property in Saskatchewan. Companies can extend the benefit period to 15 years if at least 50 per cent of the related research and development was conducted in Saskatchewan.

This Patent Box style incentive applies to a wide variety of intellectual property types, including patents, plant breeders’ rights, trade secrets and copyrights (for computer programs and algorithms).

Budget 2024-25	65

Further information on this program and eligibility criteria can be obtained by contacting the Ministry of Trade and Export Development at: scii@gov.sk.ca or by visiting:

www.saskatchewan.ca/business/investment-and-economic-development/business-incentives-and-tax-credits/saskatchewan-commercial-innovation-incentive

Oil and Gas Processing Investment Incentive

The Oil and Gas Processing Investment Incentive (OGPII) offers transferable Crown royalty and freehold production tax credits for qualified greenfield or brownfield value-added projects across all segments of Saskatchewan’s oil and gas sectors at a rate of 15 per cent of eligible program costs.

The 2024-25 Budget extends the program an additional five years – to March 31, 2029. It also increases the program’s total funding cap by $130 million, resulting in an overall increase from a $370-million cap up to a maximum of $500 million in Crown royalty and freehold tax credits awarded.

Helium and lithium will be removed from OGPII as eligible commodities, as value-added projects related to these sectors will be eligible under the new Critical Minerals Processing Investment Incentive.

Further information on this program and eligibility criteria can be obtained by contacting: ogpii@gov.sk.ca or by visiting:

www.saskatchewan.ca/business/agriculture-natural-resources-and-industry/oil-and-gas/oil-and-gas-incentives-crown-royalties-and-taxes/oil-and-gas-processing-investment-incentive

Critical Minerals Processing Investment Incentive

Complementing the new SCMII program, the 2024-25 Budget introduces the Critical Mineral Processing Investment Incentive (CMPII) to help advance the province’s Critical Minerals Strategy by promoting Saskatchewan as a highly competitive jurisdiction across the entire value chain.

Designed in a similar manner to the existing highly successful OGPII program, CMPII provides transferable Crown royalty and freehold production tax credits at a rate of 15 per cent of eligible program costs. The CMPII is available to all types of new or expanded value-added processing projects across Saskatchewan’s critical minerals sector, including byproduct commercialization opportunities at existing mine sites and processing facilities. The CMPII will share the $500-million OGPII program funding cap.

High-potential and emerging critical minerals that are eligible under the CMPII include: aluminum, cobalt, copper, gallium, helium, lithium, magnesium, nickel, all rare earth elements and zinc.

Further information on this program and eligibility criteria can be obtained by contacting: cmpii@gov.sk.ca or by visiting:

www.saskatchewan.ca/business/agriculture-natural-resources-and-industry/mineral-exploration-and-mining/critical-minerals/critical-minerals-processing-investment-incentive

66	Budget 2024-25

Multi-lateral Well Program

The 2024-25 Budget introduces the Multi-lateral Well Program, a Crown royalty and freehold production tax volumetric drilling incentive for new oil wells based on the following definitions:

•	An eligible non-deep well can receive a volumetric incentive to a maximum of 16,000 cubic metres (m3) produced;

•	An eligible deep well can receive a volumetric incentive to a maximum of 21,000 m3 produced; and

•	An eligible appraisal/exploratory well within a new pre-approved drilling project can receive a volumetric incentive to a maximum of 26,250 m3 produced, if at least 10 other new qualifying multi-lateral wells are also drilled as part of the project plan.

This program will encourage new oil well drilling configurations, known as multi-lateral wells, that have the potential to increase oil recovery rates and enable new development opportunities in geological formations that were previously inaccessible or uneconomic. The program will help ensure that Saskatchewan remains competitive at attracting investment into these new types of wells.

Currently, the majority of horizontal oil wells are drilled as one borehole. The new program design stipulates the increased volumetric level only starts when a minimum of three laterals are drilled, and the maximum volumetric level is provided at five laterals or more. The program also supports exploration by offering a higher volumetric incentive to appraisal wells, the first multi-lateral well drilled in a given geographic/stratigraphic area.

The Multi-lateral Well Program will apply to eligible new wells drilled between April 1, 2024, and March 31, 2028.

Further information on this program can be obtained by contacting: petroleumroyalties@gov.sk.ca or by visiting:

www.saskatchewan.ca/business/agriculture-natural-resources-and-industry/oil-and-gas/oil-and-gas-incentives-crown-royalties-and-taxes/crown-royalty-and-freehold-production-tax-forms-and-directives

Fair Taxation

A fundamental principle of an effective tax system is that it is fair – all participants are subject to the same set of rules. While the overwhelming majority of taxpayers diligently meet their tax obligations, a minority do not, or do so only partially. As a result, businesses that fulfill their tax obligations face unfair competition from those that do not. Also, fair taxation treatment helps to ensure there is sufficient revenue collected to provide high-quality public services.

The 2024-25 Budget announces measures to help address repeat flagrant bad actors who avoid remitting the consumption taxes they owe, including taxes they collected from customers but did not remit to government. Measures that will be implemented through legislative changes to modernize The Revenue and Financial Services Act in the Spring 2024 Legislative Session, include:

•	enhancing collection tools;

•	increasing penalties;

•	preventing tax avoidance; and

•	clarifying compliance obligations and increasing associated monitoring.

Further details are available by calling 1-800-667-6102 or by visiting: publications.saskatchewan.ca/api/v1/ products/123002/formats/143136/download

Budget 2024-25	67

Saskatchewan’s Tax Expenditures

Introduction

Although the primary purpose of taxation is to raise revenue, governments also attain some of their social and economic goals by reducing the taxes paid by certain taxpayers. These reductions are commonly called “tax expenditures” and include such measures as exemptions, deductions, tax credits, preferential tax rates or deferrals. Taken together, they provide assistance to a variety of individuals and businesses, including families, farmers, senior citizens and small businesses.

While tax expenditures are usually absorbed in the overall revenue estimates and are not presented in the same way as direct spending programs, they reduce the amount of revenue generated by a government and they affect the fiscal position in the same way as direct expenditures. This paper provides estimates of the revenue impacts of several of Saskatchewan’s tax expenditures.

Rationale for Tax Expenditures

Tax expenditures can achieve a number of objectives, such as enhancing the fairness of the tax system or promoting certain types of economic activity. In pursuing these objectives, some tax expenditures have become fundamental elements of the tax system.

Saskatchewan’s Provincial Sales Tax (PST) does not apply to certain essential items, such as basic groceries, residential natural gas and electricity, and reading materials, thereby reducing the taxes paid by families consuming these items.

Other exemptions from the PST are intended to support particular sectors of the provincial economy, including manufacturing and processing (M&P) and agriculture.

To provide tax relief to key economic sectors and ensure tax competitiveness with other jurisdictions, Saskatchewan provides reduced Fuel Tax rates to farmers and primary producers. Saskatchewan also exempts heating fuels from the Fuel Tax to ensure consistent tax treatment with the PST exemption for natural gas used for heating.

Saskatchewan’s Personal Income Tax system applies provincial marginal tax rates directly to taxable income as defined for federal income tax purposes. As a result, deductions that contribute to the federal determination of taxable income can be considered fundamental aspects of the provincial income tax system that reduce Saskatchewan income tax revenue.

In addition, Saskatchewan’s Personal Income Tax system has distinct provincial non-refundable tax credits that recognize the personal circumstances of the taxpayer, including family-based credits and disability-related credits.

Saskatchewan’s income tax system also delivers several programs designed to encourage specific taxpayer behaviours, including investment and retention incentives.

To improve tax competitiveness, Saskatchewan levies lower income tax rates on small businesses and M&P profits. In addition, Saskatchewan provides a refundable Investment Tax Credit (ITC) to assist M&P companies that invest in qualifying new or used M&P assets for use in the province. Saskatchewan also provides a Research and Development (R&D) Tax Credit in support of qualifying R&D activities.

The rationale for each tax expenditure is provided in the notes that follow the tables.

68	Budget 2024-25

Associated Costs

While tax expenditures serve important social and economic objectives, the introduction of tax expenditures results in associated costs. These costs take several forms:

•	First, there is the cost of forgone revenue. Tax expenditures result in the reduction of revenue collected and have a significant impact on a government’s financial position.

•	Second, tax expenditures add to the complexity of the tax system, leading to increased administrative effort and compliance costs for businesses, consumers and governments.

•	Third, tax expenditures create distortions in consumer and other economic behaviour by providing preferential treatment for certain categories.

Government of Canada Tax Expenditures

The federal government produces a detailed presentation on tax expenditures that are part of the federal tax system. Since Saskatchewan’s personal and corporate income taxes are based upon the federal definition of taxable income, many of the federal tax expenditures have an impact on Saskatchewan’s revenue. Readers interested in examining the federal government’s presentation of tax expenditures are invited to visit the Finance Canada website at:

www.canada.ca/en/department-finance/services/ publications/federal-tax-expenditures.html

2024 Saskatchewan Tax Expenditure Accounts

The following tables provide estimates of the major tax expenditures of the Government of Saskatchewan. This year’s tables also provide updates to the 2021, 2022 and 2023 tax expenditure estimates that were reported last year.

Tax expenditure estimates for PST and Fuel Tax are derived from historical tax collection data and Statistics Canada data on personal and business consumption patterns, along with assumptions regarding expected changes in population, retail sales and investment intentions.

Tax expenditure estimates for personal and corporate income taxes are derived from an internal tax simulation model. This model uses actual income tax assessment data for the 2021 taxation year, along with forecasted trends and changes in population, employment, income and investment intentions for subsequent taxation years.

The 2024-25 Saskatchewan tax expenditures also incorporate indexation and changes to Canada Pension Plan (CPP) and Employment Insurance (EI).

Budget 2024-25	69

2024 Government of Saskatchewan

Tax Expenditure Accounts

(Value of Tax Expenditures in Millions of Dollars)

	2021	2022	2023	2024
Provincial Sales Tax	Actual	Revised	Revised	Estimate	Notes
Exemptions
1. Basic Groceries	195.6	219.2	227.7	245.9	1
2. Prescription Drugs	55.4	59.6	62.1	62.4	1
3. Reading Materials	12.0	12.2	12.9	13.0	1
4. Personal Services	52.2	52.5	54.7	57.4	1
5. Feminine Hygiene Products	2.3	2.4	2.5	2.6	1
6. Used Goods and Vehicles – Exempt Amounts	14.0	14.2	14.8	15.6	1
7. Electricity	67.9	67.6	73.8	74.8	1
8. Natural Gas	28.2	34.8	30.4	30.8	1
9. Farm Machinery and Repair Parts	110.2	114.5	118.0	121.3	2
10. Fertilizer, Pesticide and Seed	299.9	390.5	335.8	339.4	2
11. Direct Agents	29.3	37.9	37.6	40.4	2
12. Agriculture, Life and Health Insurance	147.2	169.7	171.3	176.8	1
Other
1.Saskatchewan Low-Income Tax Credit	133.9	137.5	146.7	152.0	3
2. Rebate for New Home Construction	5.0	5.5	4.7	7.0	1,2

	2021	2022	2023	2024
Fuel Tax	Actual	Revised	Revised	Estimate	Notes
1. Exemption for Farm Activity	78.5	78.4	86.2	89.7	2
2. Exemption for Heating Fuels	31.4	30.4	26.5	25.6	1
3. Exemption for Primary Producers	1.2	1.2	1.3	1.4	2

70	Budget 2024-25

	2021	2022	2023	2024
Personal Income Tax	Actual	Revised	Revised	Estimate	Notes
Deductions from Income
1. Registered Pension Plan Contributions	112.2	124.2	139.4	150.5	4
2. Registered Retirement Savings Plan Contributions	156.3	172.6	193.4	208.4	4
3. Annual Union, Professional or Like Dues	18.0	20.0	22.5	24.2	4
4. Child Care Expenses	13.9	14.8	15.7	16.3	4
5. Moving Expenses	1.6	1.6	1.7	1.8	4
6. Carrying Charges	20.9	22.1	23.6	24.8	4
7. Allowable Employment Expenses	42.8	32.1	17.0	18.5	4
8. Capital Gains Deduction	112.3	118.3	126.6	133.0	4
Saskatchewan Non-Refundable Tax Credits
1. Basic Personal Tax Credit	1,102.8	1,140.5	1,233.5	1,314.8	4
2. Spousal Tax Credit	44.9	47.6	53.4	58.1	4
3. Equivalent-to-Spouse Tax Credit	27.9	29.2	31.5	33.4	4
4. Age Tax Credit	37.2	39.6	43.0	45.5	4
5. Supplement to the Age Tax Credit	17.1	17.9	19.2	20.1	5
6. Dependent Child Tax Credit	102.5	106.0	111.8	116.7	5
7. CPP Contributions Tax Credit	94.4	105.3	115.7	124.4	4
8. EI Premiums Tax Credit	27.9	30.1	32.5	34.5	4
9. Pension Income Tax Credit	14.0	14.3	14.5	14.6	4
10. Student Loan Interest Tax Credit	0.3	0.3	0.3	0.4	4
11. Disability Tax Credit	28.6	29.9	31.8	33.4	4
12. Caregiver Tax Credit	3.5	3.8	4.5	5.0	4
13. Medical Expenses Tax Credit	33.4	35.7	37.9	39.4	4
14. Charitable Contributions Tax Credit	46.1	48.7	52.1	54.7	4
15. First-time Homebuyers Tax Credit	6.4	6.5	6.6	6.8	4
Other Saskatchewan Tax Measures
1. Labour-Sponsored Venture Capital Tax Credit	9.6	10.0	12.0	12.0	4
2. Mineral Exploration Tax Credit	0.1	1.0	1.5	1.5	4
3. Political Contributions Tax Credit	1.2	1.4	1.6	2.0	4
4. Graduate Retention Program Tax Credit	65.8	62.1	65.0	65.0	6
5. Saskatchewan Technology Start-up Incentive	2.0	2.2	2.4	7.0	8

	2021	2022	2023	2024
Corporation Income Tax	Actual	Revised	Revised	Estimate	Notes
1. Small Business Tax Rate	571.9	604.8	618.6	692.8	2,7
2. M&P Profits Tax Reduction	21.5	30.8	30.0	30.0	2,7
3. ITC for M&P	25.9	55.2	55.0	60.0	2
4. R&D Tax Credit	18.7	16.8	18.0	18.0	2,4

Budget 2024-25	71

Tax Expenditures – Notes

1.	These measures provide tax relief for individuals and families (and in some cases businesses) who purchase these essential items, thereby reducing the overall cost and contributing to affordability.

2.	These measures provide tax relief to key sectors of the provincial economy and help ensure tax competitiveness with similar businesses in other jurisdictions.

3.	This measure mitigates the impact of the PST for Saskatchewan residents with low and modest incomes.

4.

Most of Saskatchewan’s tax expenditures related to personal and corporate income taxes are provided because they form part of the federal definition of taxable income; others parallel similar federal tax expenditures. Descriptions of these measures and their objectives can be found in the federal government’s report on tax expenditures, as previously noted.

5.

Saskatchewan’s Dependent Child Tax Credit and Supplement to the Age Tax Credit provide tax relief to families with children and to seniors. The Dependent Child Tax Credit recognizes the non-discretionary expenses of families with children. The Supplement to the Age Tax Credit provides broad tax relief to all seniors, recognizing that the age tax credit is income tested.

6.	The Graduate Retention Program encourages students who have graduated from a post-secondary institution to live and work in Saskatchewan by providing an income tax credit of up to $20,000.
7.

While there is only one statutory tax rate for corporations, these preferential tax rates for small businesses and M&P businesses create a de facto progressive tax rate structure for some corporations. These measures are designed to encourage or attract investment, support business activity in key economic sectors and allow these businesses to retain more of their earnings to reinvest and create jobs.

8.

The Saskatchewan Technology Start-up Incentive encourages investment in eligible early-stage technology start-up businesses to help diversify the provincial economy and establish a robust technology ecosystem in Saskatchewan.

72	Budget 2024-25

2024 Intercity Comparison of Taxes,

Utilities and Housing

Introduction

A number of factors contribute to the quality of life enjoyed by individuals and families in Saskatchewan and across Canada. For example, access to excellent health care, education and social services is a key part of overall quality of life.

Other important factors that affect quality of life are the level of taxation, the cost of utilities and auto insurance, and household costs for rent and mortgages. Calculating the combined cost of provincial taxes, utilities and housing is a reliable way to compare the affordability of living in different parts of Canada.

For the purposes of such a comparison, the total cost of these taxes, utilities and housing for representative families and individuals living in Regina has been compared with the costs in other major cities across the country.

The provincial taxes, utilities and housing costs associated with the following family characteristics and income levels have been calculated to provide a representative comparison:

•	a single person, living in rental accommodation, with an annual income of $40,000;

•	a family of two adults and two dependent children, owning its own home, with an annual family income of $75,000;

•	a family of two adults and two dependent children, owning its own home, with an annual family income of $100,000; and

•	a family of two adults and two dependent children, owning its own home, with an annual family income of $125,000.

Saskatchewan’s Ranking for 2024

Overall, Saskatchewan (as represented by Regina’s relative comparison to major cities across Canada) is the most affordable jurisdiction in the country for a family of four across each family income profile and the third most affordable for a single person with a modest income level.

Taxation

In 2024, Saskatchewan individuals and families will pay total provincial taxes that are very competitive with those paid in other Canadian cities, with a ranking among the lowest in Canada for all four representative family situations.

•	A single person earning $40,000 will pay $2,744 in total provincial taxes.

•	A two-income family earning $75,000 will pay $3,856 in total provincial taxes.

•	A two-income family earning $100,000 will pay $6,872 in total provincial taxes.

•	A two-income family earning $125,000 will pay $10,010 in total provincial taxes.

Taxation and Utilities

Regina also ranks favourably with other cities in Canada when comparing provincial taxes and utilities. For the representative family situations, Regina again ranks among the lowest overall for combined taxes and utilities of the 10 cities surveyed.

Budget 2024-25	73

Housing/Rent Comparison

Regina again ranks favourably when comparing housing affordability and apartment rental rates. For the cities surveyed, Regina has the third-lowest total mortgage costs and property taxes associated with owning a home. As well, Regina has the fifth-lowest overall rental costs associated with average one-bedroom apartments for each city surveyed.

Combined Taxation, Utilities and Housing

When the combined taxes, utilities and housing costs of the representative families are considered, Regina compares very favourably with other Canadian cities, ranking as the third most affordable for a single person with a modest income level, and the most affordable jurisdiction in the country for a family of four at each of the family incomes profiled.

Other Housing-Related Affordability Measures

Saskatchewan also compares favourably with other provinces in respect to housing affordability measures that are not presented in the attached tables. These measures are not factored into the tables, as they are associated with upfront home purchase or renovation costs. These measures include the following:

•	Saskatchewan has the second lowest land transfer tax/registration fees paid by the buyer of a property.

•	The Saskatchewan First-Time Homebuyers’ Tax Credit provides a non-refundable income tax credit of up to $1,050 to eligible taxpayers on qualified homes. Only Québec offers a similar tax credit among the provinces.
•	Assisting Saskatchewan families with the affordability and availability of housing through two programs announced in November 2023 and retroactive to April 1, 2023 – the Provincial Sales Tax Rebate for New Home Construction and the Secondary Suite Incentive.

74	Budget 2024-25

2024 Intercity Comparison of Taxes, Utilities and Housing

Single Person at $40,000 Total Income

(Values in Dollars)

	Vancouver	Calgary	Regina	Winnipeg	Toronto	Montreal	Saint John	Halifax	Charlotte- town	St. John’s
Provincial Taxes
Provincial Income Tax	1,244	1,528	1,961	2,309	1,251	2,184	2,191	3,163	2,600	2,292
Tax Credits and Rebates	(429)	0	(300)	0	(428)	(1,167)	(200)	0	(160)	(520)
Health Premiums	0	0	0	0	450	731	0	0	0	0
Sales Tax	790	0	933	968	1,296	1,616	1,620	1,620	1,620	1,620
Gasoline Tax	413	110	150	70	119	222	189	192	125	112

Total Provincial Taxes	2,018	1,638	2,744	3,347	2,688	3,586	3,800	4,975	4,185	3,504

Household Utility Costs
Electricity	517	1,519	1,072	540	707	454	734	953	949	777
Cellular	780	780	915	780	780	564	780	780	780	780
Auto Insurance	1,841	3,182	1,249	1,381	3,449	2,470	2,239	2,490	1,711	2,340

Total Household Utility Costs	3,138	5,481	3,236	2,701	4,936	3,488	3,753	4,223	3,440	3,897

Total Taxes and Utilities	5,156	7,119	5,980	6,048	7,624	7,074	7,553	9,198	7,625	7,401

Housing Costs Rent	18,516	14,664	11,832	12,672	18,312	10,944	9,924	13,884	11,124	10,356

Total Taxes, Utilities and Housing	23,672	21,783	17,812	18,720	25,936	18,018	17,477	23,082	18,749	17,757

Ranking	9	7	3	5	10	4	1	8	6	2

2024 Intercity Comparison of Taxes, Utilities and Housing

Family at $75,000 Total Income

(Values in Dollars)

	Vancouver	Calgary	Regina	Winnipeg	Toronto	Montreal	Saint John	Halifax	Charlotte- town	St. John’s
Provincial Taxes
Provincial Income Tax	1,717	2,294	1,648	3,416	1,186	3,474	3,818	5,322	4,364	4,026
Tax Credits and Rebates	(1,982)	0	(116)	0	(1,409)	(5,400)	(60)	0	0	0
Health Premiums	0	0	0	0	750	1,462	0	0	0	0
Sales Tax	1,834	0	2,024	2,131	2,980	3,716	3,726	3,726	3,726	3,726
Gasoline Tax	826	220	300	140	237	444	378	385	250	225

Total Provincial Taxes	2,395	2,514	3,856	5,687	3,744	3,696	7,862	9,433	8,340	7,977

Household Utility Costs
Home Heating*	1,571	1,300	874	1,202	1,485	1,883	2,666	2,737	3,617	3,665
Electricity	855	2,446	1,628	870	973	681	1,125	1,527	1,451	1,227
Cellular	780	780	915	780	780	564	780	780	780	780
Auto Insurance	1,841	3,182	1,249	1,381	3,449	2,470	2,239	2,490	1,711	2,340

Total Household Utility Costs	5,047	7,708	4,666	4,233	6,687	5,598	6,810	7,534	7,559	8,012

Total Taxes and Utilities	7,442	10,222	8,522	9,920	10,431	9,294	14,672	16,967	15,899	15,989

Housing Costs
Mortgage Costs	73,443	31,485	16,734	17,844	58,793	27,140	12,208	23,710	21,912	15,401
Net Property Taxes	6,701	3,918	3,118	2,746	6,042	4,667	5,217	2,457	9,066	2,819

Total Housing Costs	80,144	35,403	19,852	20,590	64,835	31,807	17,425	26,167	30,978	18,220

Total Taxes, Utilities and Housing	87,586	45,625	28,374	30,510	75,266	41,101	32,097	43,134	46,877	34,209

Ranking	10	7	1	2	9	5	3	6	8	4

*	Saskatchewan’s home heating figure reflects $400 in savings, as a result of the Government of Saskatchewan’s direction to stop collecting the carbon tax on natural gas.

Budget 2024-25	75

2024 Intercity Comparison of Taxes, Utilities and Housing

Family at $100,000 Total Income

(Values in Dollars)

	Vancouver	Calgary	Regina	Winnipeg	Toronto	Montreal	Saint John	Halifax	Charlotte- town	St. John’s
Provincial Taxes
Provincial Income Tax	3,561	4,604	4,232	6,310	3,634	6,755	6,451	8,747	7,369	6,905
Tax Credits and Rebates	(1,146)	0	0	0	(870)	(4,400)	0	0	0	0
Health Premiums	0	0	0	0	960	1,462	0	0	0	0
Sales Tax	2,060	0	2,340	2,465	3,464	4,319	4,330	4,330	4,330	4,330
Gasoline Tax	826	220	300	140	237	444	378	385	250	225

Total Provincial Taxes	5,301	4,824	6,872	8,915	7,425	8,580	11,159	13,462	11,949	11,460

Household Utility Costs
Home Heating*	1,571	1,300	874	1,202	1,485	1,883	2,666	2,737	3,617	3,665
Electricity	855	2,446	1,628	870	973	681	1,125	1,527	1,451	1,227
Cellular	780	780	915	780	780	564	780	780	780	780
Auto Insurance	1,841	3,182	1,249	1,381	3,449	2,470	2,239	2,490	1,711	2,340

Total Household Utility Costs	5,047	7,708	4,666	4,233	6,687	5,598	6,810	7,534	7,559	8,012

Total Taxes and Utilities	10,348	12,532	11,538	13,148	14,112	14,178	17,969	20,996	19,508	19,472

Housing Costs
Mortgage Costs	73,443	31,485	16,734	17,844	58,793	27,140	12,208	23,710	21,912	15,401
Net Property Taxes	6,701	3,918	3,118	2,746	6,042	4,667	5,217	2,457	9,066	2,819

Total Housing Costs	80,144	35,403	19,852	20,590	64,835	31,807	17,425	26,167	30,978	18,220

Total Taxes, Utilities and Housing	90,492	47,935	31,390	33,738	78,947	45,985	35,394	47,163	50,486	37,692

Ranking	10	7	1	2	9	5	3	6	8	4

*	Saskatchewan’s home heating figure reflects $400 in savings, as a result of the Government of Saskatchewan’s direction to stop collecting the carbon tax on natural gas.

2024 Intercity Comparison of Taxes, Utilities and Housing

Family at $125,000 Total Income

(Values in Dollars)

	Vancouver	Calgary	Regina	Winnipeg	Toronto	Montreal	Saint John	Halifax	Charlotte- town	St. John’s
Provincial Taxes
Provincial Income Tax	5,184	6,972	7,019	9,306	5,444	10,282	9,367	12,626	10,970	10,056
Tax Credits and Rebates	(146)	0	0	0	(450)	(3,400)	0	0	0	0
Health Premiums	0	0	0	0	1,200	1,462	0	0	0	0
Sales Tax	2,369	0	2,691	2,835	3,984	4,967	4,980	4,980	4,980	4,980
Gasoline Tax	826	220	300	140	237	444	378	385	250	225

Total Provincial Taxes	8,233	7,192	10,010	12,281	10,415	13,755	14,725	17,991	16,200	15,261

Household Utility Costs
Home Heating*	1,571	1,300	874	1,202	1,485	1,883	2,666	2,737	3,617	3,665
Electricity	855	2,446	1,628	870	973	681	1,125	1,527	1,451	1,227
Cellular	780	780	915	780	780	564	780	780	780	780
Auto Insurance	1,841	3,182	1,249	1,381	3,449	2,470	2,239	2,490	1,711	2,340

Total Household Utility Costs	5,047	7,708	4,666	4,233	6,687	5,598	6,810	7,534	7,559	8,012

Total Taxes and Utilities	13,280	14,900	14,676	16,514	17,102	19,353	21,535	25,525	23,759	23,273

Housing Costs
Mortgage Costs	73,443	31,485	16,734	17,844	58,793	27,140	12,208	23,710	21,912	15,401
Net Property Taxes	6,701	3,918	3,118	2,746	6,042	4,667	5,217	2,457	9,066	2,819

Total Housing Costs	80,144	35,403	19,852	20,590	64,835	31,807	17,425	26,167	30,978	18,220

Total Taxes, Utilities and Housing	93,424	50,303	34,528	37,104	81,937	51,160	38,960	51,692	54,737	41,493

Ranking	10	5	1	2	9	6	3	7	8	4

*	Saskatchewan’s home heating figure reflects $400 in savings, as a result of the Government of Saskatchewan’s direction to stop collecting the carbon tax on natural gas.

76	Budget 2024-25

Taxes, Utilities and Housing – Notes

Tax estimates are calculated for the 2024 calendar year using known changes as of February 21, 2024. Household charges for the basic utility services (electricity, home heating, cellular plans and auto insurance) represent a cost comparison of the actual utility rates for the 2023 calendar year. This methodology has been chosen for the sake of certainty in citing utility costs. The utility figures exclude federal Goods and Services Tax, provincial sales taxes and municipal taxes and surcharges. Utility figures are net of provincial rebate programs.

Provincial Income Tax is calculated based on the income level for each representative family situation. It is assumed that family income is earned by both spouses at a 60 per cent to 40 per cent ratio and that the families each claim $3,000 in child care expenses for two dependent children (ages 6 and 12). Personal non-refundable credits used include the Canada Pension Plan/Québec Pension Plan and Employment Insurance contribution credits. Gross Québec Personal Income Tax has been reduced by the Québec Child Care Expense Tax Credit and by the 16.5 per cent abatement from federal income tax.

Tax Credits and Rebates refer to refundable provincial income tax credits and rebates designed to reduce the impact of sales taxes and British Columbia’s provincial Climate Action Tax Credit, as well as other provinces’ family-related benefits (British Columbia, Ontario and Québec).

Health Premiums are annual premiums for hospital insurance and medical services.

Sales Tax is based upon average family expenditure baskets at the total income levels from the Statistics Canada 2021 Survey of Household Spending. The survey data has been adjusted to incorporate the impact of inflation to present estimated 2024 sales tax figures. The sales tax base in each province is identified from the enacting legislation, with total expenditures adjusted to reflect Saskatchewan consumption patterns. The sales tax in each province is then estimated based on taxable expenditures.

Gasoline Tax is based on annual consumption of 1,000 litres by a single person and 2,000 litres for families. Figures include charges levied by transit commissions, as well as provincial carbon taxes applied to the purchase of gasoline. Alberta’s fuel tax relief program had previously suspended the collection of the provincial fuel tax between January 1, 2023, and December 31, 2023. The oil price-based fuel tax relief program was reinstated effective January 1, 2024, with the fuel tax applied at a reduced rate of nine cents per litre until March 31, 2024. Alberta’s government will review the fuel tax rate on a quarterly basis and may increase or decrease the rate depending on the average price of West Texas Intermediate. The 2024 comparison tables assume the Alberta fuel tax rate of 13 cents per litre is reinstated July 1, 2024, resulting in a 2024 blended rate of 11 cents per litre. Ontario announced that effective July 1, 2022, until June 30, 2024, its fuel tax rate would be reduced from 14.7 to nine cents per litre. The 2024 comparison tables assume the Ontario fuel tax rate of 14.7 cents per litre is reinstated July 1, 2024, resulting in a 2024 blended rate of 11.85 cents per litre. Manitoba announced that effective January 1, 2024, its fuel tax rate would be temporarily paused until June 30, 2024. The 2024 comparison tables assume that the Manitoba fuel tax rate of 14 cents per litre is reinstated July 1, 2024, resulting in a 2024 blended rate of seven cents per litre.

Home Heating charges include the impact of carbon taxes and are based on an annual consumption level of 2,600 m3 of natural gas. For Charlottetown and St. John’s, the figures represent the BTU equivalent consumption of fuel oil.

Electricity charges include the impact of carbon pricing and are based on an annual consumption level of 4,584 kWh for renters and 8,100 kWh for homeowners.

Budget 2024-25	77

Cellular Plan charges are the rates for a 60 GB wireless plan (with the exception of Regina and Montreal – 50GB). Device purchases are not included.

Auto Insurance comparison determines how much the same driver would pay for auto insurance (collision and comprehensive deductibles of $500 and a third-party liability limit of $2 million) if they had the same vehicle, same driving record and same claims history in each jurisdiction, as determined by the external study Canadian Private Passenger Vehicle Insurance Rate Comparisons by Ernst & Young and adjusted based on publicly available rate change information since the most recent version of the Ernst & Young report (September 2022).

The annual cost is based on an index of rates for locations across Canada, using the top insurers in each province. Vehicles included in the index are primarily those with the highest number of registrations in Saskatchewan, Manitoba or British Columbia, as the report was commissioned in collaboration with Manitoba Public Insurance and the Insurance Corporation of British Columbia. Saskatchewan Government Insurance does not have access to directly comparable auto insurance rate information for Québec. A secondary aggregator was therefore used to calculate average auto insurance rates for Québec (as of March 2021).

Rent is based on average one-bedroom apartment rents for each metropolitan area, from the Canada Mortgage and Housing Corporation’s Rental Market Report, January 2024.

Net Property Taxes for most cities are based on the estimated taxes for a typical single-family detached bungalow from the City of Calgary 2022 Residential Property Taxes and Utility Charges Survey, with the exceptions of those cities not captured by the Calgary survey. The cities of Charlottetown, Montreal and St. John’s property tax estimates are based on the average value of single-family detached homes in those cities as determined from the Royal LePage Survey of Canadian House Prices and then applying an online property tax calculator.

All provincial, municipal, education and library property taxes are included in the property tax figures. Property tax credit programs administered by municipalities have been deducted from the property tax figures to arrive at the net property tax amounts.

Mortgage Costs are based on median home prices for a single-family detached home, from the Royal LePage Third Quarter 2023 Survey of Canadian House Prices, with one-half of the home price being financed over 25 years at a one-year closed mortgage rate of seven per cent. The chart below presents the home prices that have been incorporated into the mortgage cost calculations.

Chart 1: Median Home Prices

78	Budget 2024-25

2023-24 Budget Update Third Quarter

Overview

At third quarter, a deficit of $482.5 million is forecast, representing a $1.5-billion decline from the 2023-24 Budget and a $232.0-million decrease since mid-year.

Revenue is forecast to increase $705.5 million from budget, while expenses are forecast to increase $2.2 billion from budget.

2023-24 Budget Update – Third Quarter (Q3)

	2022-23	2023-24	2023-24	2023-24	Q3 Change from
(millions of dollars)	Actual	Budget	Mid-Year	Forecast	Budget	Mid-Year
Revenue
Taxation	9,811.8	9,633.8	10,048.5	10,270.4	636.6	221.9
Non-renewable Resources	4,603.1	3,344.6	2,626.8	2,393.4	(951.2)	(233.4)
GBE Net Income	250.2	529.1	733.5	800.7	271.6	67.2
Other Own-Source Revenue	2,572.9	2,615.6	2,738.7	3,183.6	568.0	444.9
Federal Transfers	3,356.6	3,554.6	3,565.5	3,735.1	180.5	169.6

Total Revenue	20,594.6	19,677.7	19,712.9	20,383.2	705.5	670.3

Expense
Agriculture	1,835.0	1,449.8	2,302.9	2,564.2	1,114.4	261.3
Community Development	758.2	866.0	877.3	906.6	40.6	29.3
Economic Development	733.9	367.4	393.6	372.3	4.9	(21.3)
Education	3,792.2	4,035.7	4,306.4	4,289.6	253.9	(16.8)
Environment and Natural Resources	353.0	254.4	208.4	331.1	76.7	122.7
Financing Charges	816.3	812.2	822.7	824.4	12.2	1.7
General Government	512.0	540.1	585.4	577.2	37.1	(8.2)
Health	7,010.1	7,056.3	7,056.3	7,543.8	487.5	487.5
Protection of Persons and Property	988.6	968.5	1,079.9	1,089.9	121.4	10.0
Social Services and Assistance	1,587.3	1,665.2	1,686.2	1,697.6	32.4	11.4
Transportation	627.3	644.6	644.6	669.0	24.4	24.4

Total Expense	19,013.9	18,660.2	19,963.5	20,865.7	2,205.5	902.2

Surplus (Deficit)	1,580.7	1,017.5	(250.5)	(482.5)	(1,500.0)	(232.0)

Totals may not add due to rounding.

Budget 2024-25	79

Revenue Update

Revenue is now forecast to be $20.4 billion in 2023-24, an increase of $705.5 million (3.6 per cent) from budget, and $670.3 million (3.4 per cent) higher than projected at mid-year.

The increase from budget is due to forecast increases across all revenue categories, with the exception of non-renewable resources.

Significant changes from budget are described below.

Taxation

Taxation revenue is forecast to increase $636.6 million from budget.

Corporate Income Tax is up $333.7 million from budget, primarily related to stronger-than-expected 2022 assessments, resulting in a positive prior-year adjustment in 2023-24.

Provincial Sales Tax is forecast to increase $173.9 million from budget, largely reflecting better-than-expected economic activity, particularly in the construction and retail sectors.

Personal Income Tax is up $138.2 million, driven mainly by higher-than-expected 2022 assessments and strong compensation growth in 2023.

Non-Renewable Resources

Non-Renewable Resource revenue is forecast to decrease $951.2 million from budget.

At third quarter, potash revenues are projected to be $646.2 million lower than budget, primarily due to lower average realized prices driven, in part, by sanctioned potash from Russia and Belarus fully returning to global markets.

Resource Surcharge revenue is forecast to decrease $300.0 million from budget, mainly due to continued potash price pressures and lower-than-budgeted growth in sales volumes.

At third quarter, realized potash prices are forecast to average US$284 per tonne of potassium chloride (KCl), which is down US$85 per KCl tonne from budget.

Oil and natural gas revenues are forecast to be $17.5 million lower than budget, primarily due to lower-than-budgeted growth in production.

2023-24 Non-Renewable Resources Forecast Assumptions

	2022-23	2023-24	2023-24	2023-24	Q3 Change from
	Actual	Budget	Mid-Year	Forecast	Budget	Mid-Year
WTI Oil Price (US$/barrel)	89.59	79.50	80.22	77.33	(2.17)	(2.89)
Light-Heavy Differential (% of WTI)	18.9	23.8	14.1	16.9	(6.9)	2.8
Well-head Oil Price (C$/barrel)[1]	91.26	78.07	85.14	80.56	2.49	(4.58)
Oil Production (million barrels)	166.7	170.5	166.8	166.7	(3.8)	(0.1)

Potash Price (mine netback, US$/KCl tonne)[2]	562	369	295	284	(85)	(11)
Potash Price (mine netback, C$/K2O tonne)[2]	1,205	814	668	628	(186)	(40)
Potash Sales (million KCl tonnes)[2]	22.8	25.0	23.7	23.9	(1.1)	0.2
Potash Sales (million K2O tonnes)[2]	13.9	15.3	14.5	14.6	(0.7)	0.1

Canadian Dollar (US cents)	75.64	74.35	74.83	74.00	(0.4)	(0.8)

[1]	The average price per barrel of Saskatchewan light, medium and heavy oil.
[2]	Mid-Year Forecast is restated and converted from calendar to fiscal year; KCl figures are estimated from K2O statistics at a 0.61 conversion rate.

80	Budget 2024-25

The West Texas Intermediate (WTI) oil price has decreased slightly, mainly as a result of increased supply in the United States (US). WTI is now forecast to average US$77.33 per barrel in 2023-24, compared to the budget assumption of US$79.50 per barrel.

The light-heavy differential (as a per cent of WTI) is expected to average 16.9 per cent in 2023-24, a decrease of 6.9 percentage points from the budget assumption of 23.8 per cent. A lower light-heavy oil differential results in higher oil royalties, all else being equal.

Other non-renewable resources revenue, including uranium, coal, gold and other minerals, is forecast to decrease by $41.7 million compared to budget, reflecting lower-than-budgeted sales volumes.

These decreases are partially offset by a $54.2-million increase in Mineral Disposition Public Offering Sales (formerly named Crown Land Sales) compared to budget, reflecting a growing interest in developing Saskatchewan’s natural resources.

Government Business Enterprises (GBE)

Net income from GBEs is forecast to increase

$271.6 million from budget, primarily reflecting the following changes:

•	$154.6-million increase at SaskPower, mainly due to increased exports and lower fuel and purchased power costs;

•	$71.2-million increase in Saskatchewan Liquor and Gaming Authority, primarily from wholesale liquor and permit revenues, sales of buildings and property, and gaming revenues that were originally budgeted under Lotteries and Gaming Saskatchewan; and

Key Resource Revenue Sensitivities

WTI Oil Price

A US$1 per barrel change in the fiscal-year average of WTI oil price results in an estimated $15.5 million change in 2023-24 oil royalties (all else being equal).

Potash Price

A US$10 per tonne change in the fiscal-year average realized price of potassium chloride (KCl) results in a $66.3 million change in potash revenue in 2023-24 (all else being equal).

Exchange Rate

A one cent US change in the fiscal-year average exchange rate results in a $43.0 million inverse change in 2023-24 non-renewable resource revenue (all else being equal). A lower exchange rate results in higher revenue as resource exports are priced in U.S. dollars.

•	$55.5-million increase in Saskatchewan Workers’ Compensation Board, mainly due to increased employer payrolls, unrealized investment gains and cost savings.

Other Own-Source Revenue

Other Own-Source Revenue is projected to increase $568.0 million from budget, largely due to:

•	$99.5-million increase in fees, primarily related to the adoption of a new revenue recognition accounting standard whereby previously deferred motor vehicle licence revenues is now recognized in the current year; and

•	$36.9-million increase in investment income, due mainly to higher-than-budgeted interest income.

Budget 2024-25	81

A total of $447.6 million is forecast for the Output-Based Performance Standards (OBPS) Program compliance payments in 2023-24, including:

•	Increased revenue of $94.7 million from the non-electricity sectors is due primarily to the adoption of a new revenue recognition accounting standard. Non-electricity sector OBPS compliance payments are directed to the Saskatchewan Technology Fund; and

•	Increased revenue of $326.3 million from the electricity sector, reflecting the formal approval of Saskatchewan’s application to remove the federal carbon tax on this sector in favour of the provincial OBPS, effective retroactively to January 1, 2023. In 2023-24, all OBPS revenue from the electricity sector will be directed to the newly established Small Modular Reactor Investment Fund. For more information on the treatment of electricity sector revenue, please see the 2024-25 Fiscal Outlook technical paper.

Federal Transfers

Transfers from the federal government are forecast to increase $180.5 million from budget, largely due to:

•	$226.5-million increase in Other Federal Transfers, related to the AgriStability Program, Canada-Saskatchewan Feed Program and provincial disaster assistance for wildfire costs; and

•	$46.0-million decrease in the Canada Health Transfer and Canada Social Transfer due to changes in Saskatchewan’s share of the national population.

Expense Update

At third quarter, expense is forecast to be $20.9 billion in 2023-24, an increase of $2.2 billion from budget and $902.2 million higher than mid-year. Major changes in expense themes from budget are described below.

Agriculture is up $1.1 billion from budget, primarily due to severe drought in parts of the province increasing crop insurance claims and an increase in the Saskatchewan Agricultural Stabilization Fund for AgriRecovery funding for drought relief for livestock producers.

Health is up $487.5 million from budget, primarily due to increased operational pressures across the health system, driven by compensation, inflation and utilization, as well as an increase related to the contract settlement with the Saskatchewan Medical Association.

Education is up $253.9 million, mainly due to a non-cash increase in pension expense resulting from actuarial adjustments to the Saskatchewan Teachers’ Superannuation Plan, as well as increases related to higher instructional costs as a result of enrolment increases and provincial classroom supports investments and in the Saskatchewan Student Aid Fund for increased assistance for students.

Protection of Persons and Property is up $121.4 million, largely due to the Saskatchewan Public Safety Agency response to wildfires and evacuation activities, as well as increases at the Ministry of Corrections, Policing and Public Safety due to operating pressures as a result of high inmate counts and increased Royal Canadian Mounted Police costs.

82	Budget 2024-25

Environment and Natural Resources is $76.7 million higher than budget, primarily due to an increase in liability associated with the remediation of mine sites, including the Lorado and Gunnar uranium mines and the Anglo-Rouyn base metals mine.

Community Development is up $40.6 million, mainly due to increased payments for the First Nations Gaming Agreements to flow gaming profits to the First Nations Development Corporations.

General Government expense is up $37.1 million, primarily due to a non-cash increase in pension expense resulting from actuarial adjustments to the Public Service Superannuation Plan, partially offset by a decrease at the Public Employee Benefits Agency following the administration activity being transferred to Plannera, effective January 1, 2024.

Social Services and Assistance is up $32.4 million, primarily due to utilization pressures related to Child and Family Services, intensive third-party placement of children in the ministry’s care and the Autism Spectrum Disorder Program, as well as increases in Saskatchewan Housing Corporation for costs associated with the new Provincial Approach to Homelessness Strategy.

Transportation is up $24.4 million, largely due to higher-than-budgeted winter maintenance costs for snow and ice control.

Financing Charges expense is up $12.2 million, primarily due to higher interest rates and increased borrowing requirements as a result of the change in fiscal position.

Economic Development is $4.9 million higher than budget, primarily related to the acceleration of the pipeline component of the Regina Regional Non-Potable Project that was originally planned for 2024-25.

Budget 2024-25	83

BUDGET FINANCIAL TABLES

Government of Saskatchewan

Budget

For the Year Ended March 31

		(millions of dollars)
	Budget	Forecast	Budget
	2024-25	2023-24	2023-24
Revenue
Taxation	9,723.3	10,270.4	9,633.8
Non-renewable resources	2,686.3	2,393.4	3,344.6
Net income from government business enterprises	657.0	800.7	529.1
Other Own-Source revenue	3,015.6	3,183.6	2,615.6
Transfers from the federal government	3,779.7	3,735.1	3,554.6

Total Revenue	19,861.9	20,383.2	19,677.7

Expense
Agriculture	1,531.5	2,564.2	1,449.8
Community development	904.8	906.6	866.0
Economic development	329.7	372.3	367.4
Education	4,414.5	4,289.6	4,035.7
Environment and natural resources	373.6	331.1	254.4
Financing charges	911.5	824.4	812.2
General government	581.4	577.2	540.1
Health	7,639.8	7,543.8	7,056.3
Protection of persons and property	1,004.9	1,089.9	968.5
Social services and assistance	1,764.9	1,697.6	1,665.2
Transportation	678.3	669.0	644.6

Total Expense	20,135.1	20,865.7	18,660.2

Operating (Deficit) Surplus	(273.2)	(482.5)	1,017.5

Totals may not add due to rounding.

86	Budget 2024-25

Government of Saskatchewan

Statement of Accumulated Operating Deficit

For the Year Ended March 31

(millions of dollars)

	Budget	Forecast	Budget
	2024-25	2023-24	2023-24
Accumulated operating deficit, beginning of year	(2,049.3)	(1,771.0)[1]	(1,865.1)
Adjustment to accumulated operating deficit, beginning of year[2]	—	204.2 [2]	204.2
Operating (Deficit) Surplus	(273.2)	(482.5)	1,017.5

Accumulated Operating Deficit, End of Year	(2,322.5)	(2,049.3)	(643.4)

Totals may not add due to rounding.

[1]	Accumulated operating deficit as at March 31, 2023, as reported in the 2022-23 Summary Financial Statements.
[2]	Adjustment to accumulated operating deficit, beginning of year is the result of changes in accounting standards.

Government of Saskatchewan

Statement of Change in Net Debt

For the Year Ended March 31

(millions of dollars)

	Budget	Forecast	Budget
	2024-25	2023-24	2023-24
Operating (Deficit) Surplus	(273.2)	(482.5)	1,017.5
Acquisition of government service organization capital assets	(1,597.1)	(1,279.1)	(1,341.6)
Amortization of government service organization capital assets[1]	691.8	691.4	664.4

(Increase) Decrease in Net Debt	(1,178.5)	(1,070.0)	340.3
Net debt, beginning of year	(15,168.8)	(14,597.8)[2]	(14,967.6)
Adjustment to accumulated deficit, beginning of year[3]	—	204.2	204.2
Adjustment to capital assets, beginning of year[3]	—	295.0	295.0

Net Debt, End of Year	(16,347.3)	(15,168.8)	(14,128.1)

Totals may not add due to rounding.

[1]	Includes disposals and in year adjustments.
[2]	Net debt as at March 31, 2023, as reported in the 2022-23 Summary Financial Statements.
[3]

Adjustment to net debt, beginning of year is the result of changes in accounting standards and is comprised of adjustment to accumulated deficit, beginning of year and adjustment to capital assets, beginning of year. Accounting changes in 2023-24 are related to insurance contracts and public private partnerships.

Budget 2024-25	87

Government of Saskatchewan

Schedule of Pension Liabilities

As at March 31

(millions of dollars)

	Budget	Forecast	Budget
	2024-25	2023-24	2023-24
Pension liabilities, beginning of year	6,110.4	6,119.01	6,113.0
Adjustment to account for pension costs on an accrual basis	(135.4)	(8.6)	(290.9)

Pension Liabilities, End of Year	5,975.0	6,110.4	5,822.1

Totals may not add due to rounding.

[1]	Pension liabilities as at March 31, 2023, as reported in the 2022-23 Summary Financial Statements.

Government of Saskatchewan

Schedule of Capital Assets

As at March 31

(millions of dollars)

	Net Book Value March 31 2023[1]	– 2023-24 Forecast – Additions[2] Amortization[3]		Adjustment to opening[4]	Forecast Net Book Value March 31 2024	– 2024-25 Budget – Additions[2] Amortization[3]		Adjustment to opening[4]	Budget Net Book Value 2025
Government service organizations	12,635.0	1,279.1	(691.6)	(295.0)	13,247.9	1,597.1	(691.8)	–	14,153.2
Government business enterprises	16,985.2	2,203.3	(1,039.9)	–	18,148.6	2,494.1	(1,046.3)	–	19,596.4

Total Capital Assets	29,620.2	3,482.4	(1,731.5)	(295.0)	31,396.5	4,091.2	(1,738.1)	–	33,749.6

Totals may not add due to rounding.

[1]	Net book value as at March 31, 2023, as reported in the 2022-23 Summary Financial Statements.
[2]	Includes only capital assets acquired by government entities. Capital transfers provided to entities outside the government reporting entity are expensed.
[3]	Includes disposals and in year adjustments.
[4]	Adjustment to opening capital assets is the result of changes in accounting standards.

88	Budget 2024-25

Government of Saskatchewan

Schedule of Gross Debt1

As at March 31

(millions of dollars)

	Budget General Debt[2] 2025	Budget GBE Specific Debt 2025	Budget Gross Debt 2025	Forecast Gross Debt 2024	Budget Gross Debt 2024
Government Service Organization (GSO) Debt
General Revenue Fund
– Operating	7,463.9	–	7,463.9	7,463.9	7,463.9
– Saskatchewan Capital Plan[3]	13,371.1	–	13,371.1	11,471.1	10,371.1
Boards of Education	106.1	–	106.1	116.0	116.0
Global Transportation Hub Authority	17.0	–	17.0	19.0	21.2
Health Sector Affiliates	5.7	–	5.7	5.7	6.7
Innovation Saskatchewan	51.3	–	51.3	52.1	52.1
Saskatchewan Health Authority	41.1	–	41.1	46.6	46.7
Water Security Agency	1.5	–	1.5	4.7	4.7
Other	5.4	–	5.4	5.4	1.4

Government Service Organization Debt	21,063.1	–	21,063.1	19,184.5	18,083.8

Government Business Enterprise (GBE) Debt
Lotteries and Gaming Saskatchewan Corporation	–	49.0	49.0	79.0	79.0
Municipal Financing Corporation of Saskatchewan	100.0	243.2	343.2	334.2	294.2
Saskatchewan Power Corporation	750.0	8,297.5	9,047.5	8,270.3	8,376.0
Saskatchewan Telecommunications Holding Corporation	50.0	1,873.2	1,923.2	1,757.1	1,787.0
Saskatchewan Water Corporation	–	143.2	143.2	109.7	107.9
SaskEnergy Incorporated	75.0	2,168.3	2,243.3	2,063.5	2,127.4

Government Business Enterprise Debt[4]	975.0	12,774.4	13,749.4	12,613.8	12,771.5

Total	22,038.1	12,774.4	34,812.5	31,798.3	30,855.3

Guaranteed Debt	75.2	–	75.2	75.2	75.1

Totals may not add due to rounding.

[1]

In the Summary Financial Statements, debt is presented in the Statement of Financial Position as gross debt net of any Government of Saskatchewan securities held as investments and adjusted for accumulated foreign exchange related to certain debt. For the purpose of the Budget, adjustments for Government of Saskatchewan securities and foreign exchange have not been included due to the difficulty in predicting the future value of these items.

[2]	General debt is issued by GSOs and includes issued amounts subsequently transferred to GBEs.
[3]	General Revenue Fund – Saskatchewan Capital Plan consists of amounts borrowed by the General Revenue Fund to finance investment in infrastructure assets.
[4]

GBE debt includes both general debt and GBE-specific debt. General debt of GBEs is the amount transferred from the General Revenue Fund to a GBE and recorded as a loan receivable in the Summary Financial Statements. GBE-specific debt is debt issued by, or specifically on behalf of, GBEs. GBE-specific debt is included in “Investment in government business enterprises” in the Summary Financial Statements.

Budget 2024-25	89

Government of Saskatchewan

Schedule of Revenue

For the Year Ended March 31

(millions of dollars)

	Budget	Forecast	Budget
	2024-25	2023-24	2023-24
Own-Source
Taxation
Corporation income	1,209.0	2,158.6	1,824.9
Fuel	521.3	507.8	507.8
Individual income	3,295.3	3,230.0	3,091.8
Property	805.0	800.1	805.0
Provincial sales	3,196.4	2,894.2	2,720.3
Tobacco	150.0	150.0	150.0
Other	546.3	529.7	534.0

Total Taxation	9,723.3	10,270.4	9,633.8

Non-Renewable Resources
Mineral Disposition Public Offerings[1]	69.9	73.6	19.4
Oil and natural gas	1,061.9	945.6	963.1
Potash	796.4	730.3	1,376.5
Resource surcharge	551.1	523.0	823.0
Other	207.0	120.9	162.6

Total Non-Renewable Resources	2,686.3	2,393.4	3,344.6

Net Income from Government Business Enterprises
Municipal Financing Corporation of Saskatchewan	0.6	0.3	0.4
Liquor and Gaming Authority[2]	259.6	294.7	223.5
Lotteries and Gaming Saskatchewan[2]	177.0	163.1	186.7
Saskatchewan Auto Fund	(207.3)	(125.5)	(109.3)
Saskatchewan Government Insurance	127.4	62.7	27.4
Saskatchewan Power Corporation	191.5	177.7	23.1
Saskatchewan Telecommunications Holding Corporation	96.0	89.5	95.7
Saskatchewan Water Corporation	7.3	10.3	6.3
SaskEnergy Incorporated	48.4	21.5	43.0
Saskatchewan Workers’ Compensation Board	(16.0)	57.3	1.8
Consolidation adjustments	(27.7)	49.1	30.5

Total Net Income from Government Business Enterprises	657.0	800.7	529.1

Other Own-Source Revenue
Fees	1,270.3	1,340.2	1,240.7
Insurance	487.2	504.3	522.6
Investment income	307.4	233.8	196.9
Output-Based Performance Standards[3]	351.3	447.6	—
Transfers from other governments	70.6	81.3	90.3
Miscellaneous	528.8	576.5	565.1

Total Other Own-Source Revenue	3,015.6	3,183.6	2,615.6

Total Own-Source	16,082.2	16,648.1	16,123.1

Transfers from the Federal Government
Canada Health Transfer	1,564.7	1,470.7	1,504.9
Canada Social Transfer	508.0	488.1	499.9
Other	1,707.0	1,776.3	1,549.8

Total Transfers from the Federal Government	3,779.7	3,735.1	3,554.6

Total Revenue	19,861.9	20,383.2	19,677.7

Totals may not add due to rounding.

[1]	Crown Land Sales revenue has been renamed to Mineral Disposition Public Offerings revenue.
[2]

The gaming operations of Liquor and Gaming Authority have been transferred to Lotteries and Gaming Saskatchewan effective June 2023. The 2023-24 Budget included twelve months of gaming operations under Lotteries and Gaming Saskatchewan.

[3]	Output-Based Performance Standard revenues were reported under Other Own-Source-Miscellaneous revenue prior to the third quarter of 2023-24, including $26.6 million in the 2023-24 Budget.

90	Budget 2024-25

Government of Saskatchewan

GLOSSARY OF FINANCIAL TERMS

Accumulated (Deficit) Surplus

A measure that represents a government’s net economic resources. It is the difference between total assets and liabilities and is comprised of all the past operating surpluses (deficits) and remeasurement gains (losses).

Accumulated Operating (Deficit) Surplus

The accumulation of all past operating surpluses or deficits plus any adjustments that were charged directly to the accumulated deficit.

Amortization

A systematic process of allocating an amount to revenue or expense over a period of time. Capital assets are amortized to expense over their expected remaining economic life. Actuarial gains and losses, such as those experienced by pension plans, are also amortized.

Budget

Government’s main financial plan that accounts for the full nature and extent of the planned financial activities of all entities in the government reporting entity.

Capital Asset

An asset with physical substance held by the government that has an economic life extending beyond one year, to be used on a continuing basis and is not for sale in the ordinary course of operations.

Consolidation

The method used to account for Government Service Organizations (GSOs). Financial accounts of the GSOs are adjusted to the basis of accounting described in note 1 of the Summary Financial Statements and the adjusted amounts are combined with amounts for other GSOs and partnerships. Inter-entity balances and transactions are eliminated.

Debt

Obligations incurred through the issuance of debt instruments. Debt does not include other liabilities, such as accounts payable or pension obligations. Terms used to describe debt include:

•	Gross Debt: borrowings through the issuance of debt instruments such as promissory notes and debentures.

•	General Debt: debt issued by the General Revenue Fund (GRF) that is not considered Government Business Enterprise (GBE) specific debt.

•	GBE-Specific Debt:

•	debt issued by GBEs; and

•	debt issued by the GRF specifically on behalf of a GBE where the GBE is obligated to repay the debt under identical terms and conditions as those applicable to the GRF.

•	Guaranteed Debt: debt of others that the government has agreed to repay if the others default.

•	Self-Supported (GBE) Debt: debt borrowed for GBEs that is supported by commercial business operations.

•	Taxpayer-Supported (GSO) Debt: debt of government entities that are not GBEs.

Financing Charges

Costs associated with general debt, pension liabilities, obligations under long-term financing arrangements such as public-private partnerships (P3s) and capital lease obligations. Financing charges include interest, foreign exchange gains and losses, discounts, fees and commissions.

Budget 2024-25	91

General Revenue Fund (GRF)

The primary operational account for the government through which all provincial monies under the direct authority of the Legislative Assembly are collected and disbursed. The GRF is a GSO and is included in the government reporting entity.

Government Business Enterprise (GBE)

An entity that is controlled by the government, is self-sufficient and has the financial and operating authority to sell goods and services to individuals and organizations outside the government reporting entity as its principal activity. GBEs are recorded in the budget using the modified equity method. Examples include SaskPower and Workers’ Compensation Board.

Government Reporting Entity

A set of entities that are either controlled by the government (Government Service Organizations and Government Business Enterprises) or subject to shared control (partnerships). Trusts administered by the government are excluded from the government reporting entity.

Government Service Organization (GSO)

An entity that is controlled by the government, except those designated as GBEs or partnerships. GSOs are consolidated in the budget. Examples include Government of Saskatchewan ministries, Saskatchewan Health Authority and boards of education.

Gross Domestic Product (GDP)

The standard measure of the overall size of an economy; the value of all goods and services produced during a given period.

Modified Equity

The method used to account for GBEs in the budget. The government’s share of GBE net earnings or losses is included in budgeted revenue. The government’s investment, which is originally recorded at cost, is adjusted annually to include the net earnings (losses) and other net equity changes of the GBE.

Net Debt

The difference between liabilities and financial assets. Net debt represents the future revenue required to pay for past transactions or events.

Partnership

A contractual arrangement between the government and one or more partners outside the government reporting entity where the partners share, on an equitable basis, the risks and benefits of the arrangement. Partnerships are proportionately consolidated in the budget.

Pension Liability

An actuarial estimate of discounted future payments to be made to retirees under government pension plans, net of plan assets.

Proportionate Consolidation

The method used to account for partnerships. Financial accounts of the partnership are adjusted to the basis of accounting described in note 1 of the Summary Financial Statements and the government’s proportionate share of the adjusted amounts is combined with amounts for GSOs and other partnerships. Inter-entity balances and transactions are eliminated.

Operating (Deficit) Surplus

A measure that represents the overall change in financial position for the period being reported on, excluding remeasurement gains and losses. It is the amount by which revenue exceeds expense (expense exceeds revenue) for a fiscal period.

Sinking Funds

A fund established for the periodic repayment of debt.

Public Private Partnership (P3)

A partnership arrangement in the form of a long-term performance-based agreement between the public sector and the private sector to deliver public infrastructure. The liabilities arising from P3 arrangements are classified as obligations under long-term financing arrangements.

92	Budget 2024-25